



ANNUAL REPORT 07

RECD S.E.C.
AUG 2 4 2007
1086

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

MOVING AHEAD

TEXAS INDUSTRIES INC

→ COMPANY PROFILE

TXI is a leading supplier of cement, aggregate and consumer product building materials. All types of construction –residential, commercial and public works – use these materials.

Our primary markets are Texas and California, the nation's most populous states and the two largest cement markets in the U.S. Texas and California also lead the nation in receiving the largest shares of federal highway construction funding. We believe population growth trends in both states will continue to generate increasing construction activity in these markets for years to come.

Our strategy focuses on achieving leading positions in these growing markets while maintaining a low-cost profile. TXI is the largest, low-cost producer of cement in Texas. Our current project to modernize and expand our southern California plant will make us a low-cost, number two producer of cement in that market.

TXI's aggregate, ready-mix and packaged concrete operations are leading suppliers to markets that are primarily in the Texas region. We are also the largest supplier of expanded shale and clay aggregate products west of the Mississippi River.

The long-term outlook for construction growth in Texas and California provides us with attractive expansion opportunities. Over the next three to four years, we expect to increase our annual capacity to make cement – from today's 5 million tons to almost 8 million tons – through the California project and two projects in Texas. The same construction growth trends should provide expansion opportunities for our other building materials operations as well.

→ TABLE OF CONTENTS

TEXAS INDUSTRIES INC

MISSION STATEMENT AND GOALS

"WE WILL BUILD VALUE BY BEING THE MOST EFFICIENT SUPPLIER OF CEMENT, AGGREGATE AND CONCRETE PRODUCTS. WE WILL CONTINUE TO GROW THROUGH INNOVATION AND GEOGRAPHIC DIVERSIFICATION."

TO OUR SHAREHOLDERS:

TXI employees made great progress growing the company in 2007. Despite extremely wet weather in the second half of the fiscal year, net income from continuing operations in 2007 increased 34% compared to 2006 after removing spin-off expenses incurred in 2006. Return on average equity equaled 18% in 2007, meeting our standard for mid-to-high teen equity returns.

Initiatives to increase cement capacity have been expanded and efforts to improve margins across all business lines should be fruitful in the coming year. Further, we are increasingly confident that we can identify additional growth opportunities to pursue in our primary markets of Texas and California.

We have accomplished a lot in the last two years, but have only just begun. Our strategy calls for combining attractive markets with capacity and margin expansion initiatives – and we believe it will be a winning combination for all of TXI's stakeholders in the coming years.

ATTRACTIVE

MARKETS

CREATE CONCRETE

OPPORTUNITIES

→ ATTRACTIVE MARKETS

Texas and California constitute the Company's primary markets. They are the two largest cement markets in the U.S. and account for almost a quarter of all cement consumed in the nation. Population size and growth ultimately determine construction activity and we believe both states will experience above average population growth rates in the coming years – creating an increasing demand for construction materials.

While the longer term outlook continues to be quite attractive, recent construction trends in our markets have been mixed. After a number of years of strong activity, residential construction slowed last year, particularly in California. Nonresidential construction has remained solid in Texas but is down considerably in California. However, public works construction is recovering strongly in California and has maintained a solid pace in Texas. In addition to the recovery of public works construction in California, over $40 billion in public works bond initiatives were passed last fall by California voters. This new source of funds should significantly augment public construction in the state.

The ebb and flow of the various types of construction reminds us that the building industry remains subject to cycles. Overall construction in Texas is not as strong as last year and it is clearly weaker than that of a year ago in California.

Even so, consumption of cement continues to exceed cement making capacity in our markets and the imported cement required to meet demand has declined enough to keep the Texas and California markets roughly in balance. As a result, even in somewhat weaker markets compared to a year ago, we have been able to maintain or even expand our margins.



THE HIGH-FINISH COLOR CONCRETE LOBBY OF THE SPECIAL EVENTS CENTER IN GARLAND, TEX
METROPOLITAN, MULTI-EVENT CENTERS TO NEW INTERSTATE HIGHWAYS, PUBLIC WORKS CONST
MAJOR SOURCE OF DEMAND FOR CONSTRUCTION MATERIALS. AS THE LARGEST CEMENT PRODUCE
AND A MAJOR PRODUCER IN CALIFORNIA, TXI IS WELL-POSITIONED TO BENEFIT FROM CONSTRUCT
BUILDS THE INFRASTRUCTURE OF OUR LIVES.



DALLAS COWBOYS NEW STADIUM IN ARLINGTON, TEXAS – SET TO OPEN IN 2009, THE STADIUM ROOF WILL BE THE LARGEST CLEAR-SPAN STRUCTURE IN THE WORLD. TXI IS SUPPLYING OVER 200,000 CUBIC YARDS OF CONCRETE AND OTHER PRODUCTS FOR THE CONSTRUCTION OF THIS AMAZING FACILITY.

BUILDING OUR BUSINESSES

Last year we announced strategic initiatives to expand TXI's annual cement capacity from 5 million tons to 7.5 million tons in three projects. Today, we expect to increase our Central Texas plant by more than originally planned, bringing our ultimate total cement capacity to almost 8 million tons.

The first of the three projects calls for replacing older, inefficient cement capacity at our California plant with highly efficient capacity that will add a million tons of additional production. The project is on schedule and on budget with commissioning of the new plant targeted for late fall or early winter of 2007. Once the new capacity is operating as anticipated, TXI's competitive position in the California market will be significantly enhanced due not only to an increase in capacity but also a much improved production cost structure.

Our second project calls for incrementally expanding and improving the efficiency of our North Texas cement plant over the next three to four years. We expect that our efforts will ultimately add a half million tons of annual production at the North Texas plant and we have already obtained 100-150,000 tons of additional production to date.

We received our permit to expand our Central Texas cement plant in February 2007 and have decided to increase the size of the expansion from a million tons to 1.4 million tons. The plant should begin operating in 2010. This third very exciting growth project rounds out our current expansion plans for the cement business segment.

Only ten years ago, TXI's total cement capacity stood at 2 million tons. Today we make 5 million tons and within three to four years expect total annual production to approximate 8 million tons of cement. Being well-positioned in the Texas and California markets makes these growth projects possible and we believe further opportunities will present themselves not only in cement, but also in aggregates and consumer products.

ACCELERATING THE EXPANSION OF PRODUCTION CAPACITY

ON THE PATH

TO IMPROVED MARGIN GROWTH

→ MARGIN EXPANSION IS KEY

The cement plant expansion projects already discussed should all contribute to increased efficiencies and therefore better margins in TXI's cement segment. We also believe there is further opportunity to obtain cement margin expansion through price improvement. Since our cement business contributes approximately three-quarters of TXI's profits, expansion and improvement in this business line is critical to our success – but improved margins in our aggregate and ready-mix concrete products are also a major focus of our efforts.

During 2007, we invested over $60 million towards improving our aggregate production facilities and distribution networks. This capital, and additional capital expenditures to be made in 2008, are important components of cost reduction and revenue enhancement plans that will improve margins in the coming year. In addition, we believe the trend of increased aggregate pricing experienced over the last few years will be sustained as well in 2008. Greater efficiencies and improved pricing should combine to improve near-term aggregate margins.

TXI's ready-mix operations serve markets in Texas and Louisiana. In general, the ready-mix concrete industry in this region has been very challenging over time due to fragmentation of suppliers and low barriers to entry. Some industry structure improvement has occurred in recent years and this is encouraging. More importantly, though, our managers believe that we can improve TXI's ready-mix operations independent of market conditions – and this initiative is one of particular focus in the Company. The program is called PACE, our acronym for "Path to Achieve Concrete Excellence." We are excited about the results we have already obtained and even more excited about those we expect to obtain in the coming fiscal year. Ready-mix margins should expand in 2008, reflecting all the hard, good work already accomplished by employees in this area.

Initiatives for improving margins need to be accompanied by targets - and we have those. Our goal is to continue to improve margins over the next year so that, by the end of fiscal year 2008, TXI will be in a position to earn an overall EBIT margin (defined as earnings before interest and taxes divided by net sales) of greater than 20% for the entire year of 2009. For comparison, TXI's fiscal 2006 and 2007 EBIT margins were 12% and 15%, respectively. To reach our goal, our California cement expansion must be in place and running well within the next year and our efforts to improve operating margins in aggregates and consumer products must also prove successful.

LOS ANGELES, CALIFORNIA - TXI'S PRIMARY MARKETS ARE TEXAS AND CALIFORNIA, THE TWO LARGEST CEMENT CONSUMING STATES IN THE NATION. INITIATIVES TO EXPAND PRODUCTION AT TXI'S CEMENT PLANTS WILL HELP SUPPLY MATERIALS FOR CONSTRUCTION IN BOTH MARKETS FOR MANY YEARS TO COME.





→ BUILDING VALUE

In last year's letter, I promised to provide an update on our progress in attaining our goals and initiatives during 2007 – and I am certainly pleased to say that indeed we are moving ahead. We have strategic initiatives in place to profitably grow our Company; plans to execute these initiatives; reviews in place to monitor our progress; a strong and flexible balance sheet; and a community of 2,700 employees fully capable of achieving our goals and objectives and who set a high standard of business ethics and surround themselves with like-minded people. I look forward to reporting additional progress and achievements in 2008!

Mel G. Brekhus

MEL G. BREKHUS
President & CEO

TEXAS INDUSTRIES INC

FINANCIAL

INFORMATION



→ FINANCIAL TABLE OF CONTENTS



SELECTED FINANCIAL DATA

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

($ In thousands except per share)	2007	2006	2005	2004	[illegible]
FOR THE YEAR					
Net sales	$ 996,250	$ 943,922	$ 834,803	$ 767,179	$ 718,118
Earnings					
Income (loss) from continuing operations	100,907	(589)	45,444	42,277	27,165
Income (loss) from discontinued operations	—	8,691	79,079	(4,378)	(51,362)
Cumulative effect of accounting change	—	—	—	(1,551)	—
Net income (loss)	100,907	8,102	124,523	36,348	(24,197)
Capital expenditures	317,658	110,245	46,178	15,887	32,327
PER SHARE INFORMATION					
Earnings per share (diluted)					
Income (loss) from continuing operations	$ 3.80	$ (.03)	$ 1.99	$ 1.96	$ 1.28
Income (loss) from discontinued operations	—	.38	3.46	(.20)	(2.42)
Cumulative effect of accounting change	—	—	—	(.07)	—
Net income (loss)	3.80	.35	5.45	1.69	(1.14)
Cash dividends	.30	.30	.30	.30	.30
Book value	28.77	19.89	40.62	35.32	34.44
YEAR END POSITION					
Total assets	$ 1,262,236	$ 1,080,570	$ 2,194,454	$ 1,944,133	$ 1,729,610
Net working capital	127,856	283,924	372,849	269,314	58,300
Long-term debt	274,416	251,505	603,126	598,412	477,145
Convertible subordinated debentures	—	159,725	199,937	199,937	199,937
Shareholders' equity	728,482	473,064	927,567	761,984	727,509
Return on average common equity	18.1%	1.8%	14.7%	5.0%	(3.2)%
OTHER INFORMATION					
Diluted average common shares outstanding (in 000's)	27,684	23,071	22,835	21,572	21,236
Common stock prices					
High	$ 88.22	$ 74.75	$ 69.01	$ 38.79	$ 37.70
Low	43.39	45.62	36.24	21.11	17.35

On July 29, 2005, we completed the spin-off of our steel segment in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral Steel Company common stock for each share of our common stock that was owned on July 20, 2005. The results of operations of the steel segment prior to the spin-off are presented as discontinued operations. See note entitled "Discontinued Operations" in the Notes to Consolidated Financial Statements.

Stock prices prior to July 29, 2005, the last trading day before the spin-off of Chaparral Steel Company, have not been adjusted for the value of the distribution.

→ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

General

We are a leading supplier of heavy building construction materials through our three business segments: cement, aggregates and consumer products. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our consumer products segment. Other products include expanded shale and clay aggregates, produced and sold through our aggregates segment, and packaged concrete and related products produced and sold through our consumer products segment.

Our facilities are concentrated primarily in Texas, Louisiana and California. During fiscal year 2006, we commenced construction on a project to expand and modernize our Oro Grande, California cement plant. We are constructing approximately 2.3 million tons of advanced dry process annual cement production capacity, and we will retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. We expect to begin the startup and commissioning process in the fall or early winter of 2007, and that the project will cost approximately $358 million, excluding capitalized interest related to the project.

Although we have not signed a construction contract, we expect to commence construction in fiscal year 2008 on a project to expand our Hunter, Texas cement plant. We plan to expand the Hunter plant by approximately 1.4 million tons of advanced dry process annual cement production capacity. The .9 million tons of existing production will remain in operation. We expect the new kiln system to start production by the end of calendar year 2009.

We own long-term reserves of the primary raw materials for the production of cement and aggregates. Our business requires large amounts of capital investment, energy, labor and maintenance. Our corporate administrative, financial, legal, environmental, human resources and real estate activities are not allocated to operations and are excluded from operating profit.

On July 29, 2005, we spun off 100% of Chaparral Steel Company, our steel manufacturing subsidiary, to our stockholders in a pro-rata, tax-free dividend of one share of Chaparral common stock for each share of our common stock. We have reported the historical results of our steel operations as discontinued operations in our financial statements. See note entitled "Discontinued Operations" in the Notes to Consolidated Financial Statements. Because we no longer own any interest in Chaparral or its steel operations, we have omitted any discussion of the steel operations from our Discussion and Analysis of Financial Condition and Results of Operations.



Results of Operations

The following table highlights certain operating information relating to our products.

Year ended May 31, *(In thousands except per unit)*	2007	[illegible]	[illegible]
Sales			
Cement	$ 482,379	$ 447,594	$ 404,823
Stone, sand and gravel	155,562	153,480	134,220
Ready-mix concrete	278,067	265,254	222,680
Other products	119,798	118,555	104,847
Interplant	(118,406)	(121,127)	(105,576)
Delivery fees	78,850	80,166	73,809
Net sales	$ 996,250	$ 943,922	$ 834,803
Shipments			
Cement (tons)	5,074	5,136	5,394
Stone, sand and gravel (tons)	22,114	25,246	23,616
Ready-mix concrete (cubic yards)	3,665	3,830	3,678
Prices			
Cement ($/ton)	$ 95.06	$ 87.14	$ 75.05
Stone, sand and gravel ($/ton)	7.03	6.08	5.68
Ready-mix concrete ($/cubic yard)	75.87	69.25	60.54
Cost of sales			
Cement ($/ton)	$ 63.08	$ 63.65	$ 58.03
Stone, sand and gravel ($/ton)	5.67	5.23	4.80
Ready-mix concrete ($/cubic yard)	71.92	67.69	61.12

Fiscal Year 2007 Compared to Fiscal Year 2006

Gross profit for fiscal year 2007 was $236.1 million, an increase of $59.1 million from the prior fiscal year, primarily as a result of improved pricing and lower cement unit costs.

Sales. Net sales for fiscal year 2007 were $996.3 million, an increase of $52.4 million from the prior fiscal year. Total cement sales increased $34.8 million on 9% higher average prices and 1% lower shipments. Total stone, sand and gravel sales increased $2.1 million on 16% higher average prices and 12% lower shipments. Total ready-mix concrete sales increased $12.8 million on 10% higher average prices and 4% lower volumes.

Adverse weather in the second half of our current fiscal year reduced shipments of all of our major products in our north Texas market area. In addition, stone, sand and gravel shipments were lower due to the expiration of a low margin, large supply contract at the beginning of our fiscal year. Average prices for our major products have continued to improve. Market conditions have continued to support our current level of pricing.

Cost of Products Sold. Cost of products sold for fiscal year 2007 was $760.2 million, a decrease of $6.7 million from the prior fiscal year. Cement unit costs decreased 1%. Energy costs representing 35% of total cement costs decreased 8%. Stone, sand and gravel unit costs increased 8%, primarily as a result of the effect on overall unit costs of lower productivity caused by the adverse weather conditions in north Texas and reduced shipments. Energy and maintenance costs representing 41% of stone, sand and gravel costs increased 20% and 12%, respectively. Ready-mix concrete unit costs increased 6%, primarily as a result of higher cement and aggregate raw material costs.

→ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Selling, General and Administrative. Selling, general and administrative expense for fiscal year 2007 was $108.1 million, an increase of $19.4 million from the prior fiscal year. Operating selling, general and administrative expense for fiscal year 2007 was $62.9 million, an increase of $13.3 million from the prior fiscal year. The increase was primarily the result of $3.6 million higher incentive compensation expense, $1.5 million higher wages and benefits, $1.6 million higher stock-based compensation and $2.4 million higher insurance expense. Corporate selling, general and administrative expense for fiscal year 2007 was $45.2 million, an increase of $6.1 million from the prior fiscal year. The increase was primarily the result of $4.5 million higher incentive compensation expense and $7.9 million higher stock-based compensation, offset in part by $3.8 million lower insurance expense and $2.6 million lower general expenses. Our incentive plans are based on operating profit. Stock-based compensation includes compensation expense related to stock options as a result of our adoption, effective June 1, 2006, of SFAS No. 123R, "Share-Based Payment."

Other Income. Other income for fiscal year 2007 was $36.6 million, a decrease of $10.6 million from the prior fiscal year. Operating other income for fiscal year 2007 was $28.5 million, a decrease of $3.5 million from the prior fiscal year. Operating other income in the current fiscal year includes $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico. Operating other income in the prior fiscal year includes a gain of $24.0 million from the sale of real estate associated with our expanded shale and clay aggregate operations in south Texas. Corporate other income for fiscal year 2007 was $8.1 million, a decrease of $7.1 million from the prior fiscal year. The decrease was primarily the result of $3.2 million lower income from real estate and surplus corporate asset sales in the current fiscal year and a $3.8 million gain from the sale of an investment in the prior fiscal year.

Fiscal Year 2006 Compared to Fiscal Year 2005

Gross profit for fiscal year 2006 was $177.0 million, an increase of $34.6 million from the prior fiscal year as a result of improved margins.

Sales. Net sales for fiscal year 2006 were $943.9 million, an increase of $109.1 million from the prior fiscal year. Total cement sales increased $42.8 million on 16% higher average prices and 5% lower shipments. Total stone, sand and gravel sales increased $19.3 million on 7% higher average prices and shipments. Total ready-mix concrete sales increased $42.6 million on 14% higher average prices and 4% higher volume.

Construction activity in the Texas and California markets we serve remained solid. Average prices for our major products continued to improve. Average selling prices for cement increased throughout the year, following price increase announcements in the summer and spring quarters. These price increases followed increases in costs of sales discussed below. Average prices for stone, sand and gravel and ready-mix concrete had a similar pattern during the year. Cement shipments during the year declined because of lower beginning inventories and the lack of availability of outside purchases of cement and clinker in certain markets.

Cost of Products Sold. Cost of products sold for fiscal year 2006 was $766.9 million, an increase of $74.5 million from the prior fiscal year. Cement unit costs increased 10%. Energy costs representing 38% of total cement costs increased 37%. Stone, sand and gravel unit costs increased 9%. Energy and maintenance costs representing 41% of total stone, sand and gravel costs increased 34% and 16%, respectively. Ready-mix concrete unit costs increased 11%, primarily due to price increases for cement and aggregate raw materials.

Selling, General and Administrative. Selling, general and administrative expense for fiscal year 2006 was $88.7 million, an increase of $10.2 million from the prior fiscal year. Operating selling, general and administrative expense for fiscal year 2006 was $49.6 million, an increase of $4.4 million, primarily as a result of $6.3 million higher incentive compensation expense offset by lower insurance and general expenses. Corporate selling, general and administrative expense for fiscal year 2006 was $39.1 million, an increase of $5.8 million, primarily as a result of $4.8 million higher incentive and stock-based compensation expenses.

Other Income. Other income for fiscal year 2006 was $47.3 million, an increase of $24.5 million from the prior fiscal year. Operating other income for fiscal year 2006 was $32.0 million, an increase of $15.7 million from the prior fiscal



year. Included in operating other income was a gain of $24.0 million from the sale of real estate in fiscal year 2006 and a gain of $6.2 million from the sale of emissions credits in fiscal year 2005. Both sales were associated with our expanded shale and clay aggregate operations in south Texas. Additional routine sales of surplus operating assets resulted in gains of $5.4 million in fiscal year 2006 and $6.7 million in fiscal year 2005. Corporate other income for fiscal year 2006 was $15.2 million, an increase of $8.9 million from the prior fiscal year, primarily as a result of an increase of $4.2 million in interest and real estate income and a gain of $3.8 million from the sale of an investment.

Interest Expense

Interest expense for fiscal year 2007 was $14.1 million, a decrease of $17.1 million from the prior fiscal year. Interest capitalized in conjunction with our Oro Grande, California cement plant expansion and modernization project reduced the amount of interest expense recognized by $12.9 million in the current fiscal year and $1.5 million in the prior fiscal year. An additional $10.6 million in interest expense is currently estimated to be capitalized prior to beginning the startup and commissioning process in the fall or early winter of 2007.

During fiscal year 2007, all of our outstanding 5.5% convertible subordinated debentures due June 30, 2028, totaling $159.7 million at May 31, 2006, were converted or redeemed. The conversion and redemptions reduced interest expense $4.4 million from the prior fiscal year. Also contributing to lower interest expense in fiscal year 2007 was prior year debt refinancing in connection with the spin-off of Chaparral Steel Company.

Loss on Early Retirement of Debt

Loss on debt retirements and spin-off charges for fiscal year 2006 includes a loss of $107.0 million related to the early retirement of our 10.25% senior notes and former credit facility, consisting of $96.0 million in premiums and consent payments plus transaction costs, and a write-off of $11.0 million of debt issuance costs and interest rate swap gains and losses associated with the debt purchased. We also incurred expense of $800,000 related to the May 2006 conversion of $40.2 million of convertible subordinated debentures. In addition, we incurred $5.4 million in charges related to the spin-off of Chaparral in July 2005.

Income Taxes

Our effective tax rate for continuing operations was 32.9% in 2007, 93.3% in 2006 and 27.0% in 2005. The primary reason that the effective tax rate differed from the 35% statutory corporate rate was due to state income taxes, additional percentage depletion that is tax deductible and, in 2006, spin-off and debt conversion costs that are not tax deductible. The effective rate for discontinued operations was 35.1% in 2006 and 35.0% in 2005.

We fully utilized our federal and state net operating loss carryforwards in 2007. As of May 31, 2007, we had an alternative minimum tax credit carryforward of $6.2 million. The credit, which does not expire, is available for offset against future regular federal income tax.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We realized a benefit in 2007 of $1.1 million but did not realize a benefit in 2006 because of a taxable loss for the year.

Income from Discontinued Operations - Net of Income Taxes

As a result of the spin-off of Chaparral, the operating results of our steel segment, including the allocation of certain corporate expenses, have been presented as discontinued operations. Fiscal year 2006 includes steel operations through the July 29, 2005 spin-off date.

Critical Accounting Policies

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect management's more complex judgments and estimates.

→ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. We are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

New Accounting Standards

Stock-based Compensation. Effective June 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment," utilizing the modified prospective transition method. Under this transition method, we account for awards granted prior to adoption, but for which the vesting period is not complete, on a prospective basis with expense being recognized in our statement of operations based on the grant date fair value estimated in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. We use the average stock price on the date of grant to determine the fair value of restricted stock awards paid. The impact of recognizing compensation expense related to stock options using the fair value recognition provisions of SFAS No. 123R for 2007 was $2.9 million (net of tax benefit of $600,000) or $.12 per basic share and $.11 per diluted share. The results for periods prior to June 1, 2006 have not been restated.

SFAS No. 123R also requires that the benefits associated with tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as previously required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. For 2007, excess tax benefits recognized in financing cash flows were $1.7 million.

As of May 31, 2007, $12.5 million of total unrecognized compensation cost related to stock options, stock appreciation rights contracts, restricted stock payments and stock awards is expected to be recognized. We currently expect to recognize approximately $5.1 million of this stock-based compensation expense in 2008, $3.1 million in 2009, $2.2 million in 2010, $1.4 million in 2011, $600,000 in 2012 and an aggregate of $100,000 thereafter.

Inventory Costs. On June 1, 2006, we adopted SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of



fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard did not have an effect on our consolidated financial position or results of operations.

Accounting for Mining Stripping Costs. On June 1, 2006, we adopted, Emerging Issues Task Force Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," which requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred. As of May 31, 2006, the balance of our capitalized post-production stripping costs was $7.9 million. In accordance with the transition provision of EITF 04-6, we wrote off these deferred costs, effective June 1, 2006, and recorded a charge to retained earnings of $4.9 million, net of tax benefits of $3.0 million. We will now recognize the costs of all post-production stripping activity as a cost of the inventory produced during the period the stripping costs are incurred. Although dependent in part on the future level of post-production stripping activity which varies from period to period, we do not expect that EITF 04-6 will have a material impact on our financial position or results of operations for periods following adoption.

Accounting for Income Taxes. In July 2006, the Financial Accounting Standards Board issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes," which will be effective for us beginning June 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We do not expect that the adoption of this interpretation will have a material impact on our consolidated financial statements.

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. This SFAS is effective for us beginning June 1, 2008. We do not expect that the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

Major Maintenance Activities. In September 2006, the Financial Accounting Standards Board issued FSP AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP addresses the planned major maintenance of assets and prohibits the use of the "accrue-in-advance" method of accounting for these activities. This FSP is effective for us beginning June 1, 2007. The adoption of this FSP will not have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

In addition to cash and cash equivalents of $15.1 million at May 31, 2007, our sources of liquidity include cash from operations, borrowings available under our $200 million senior secured revolving credit facility and distributions available from our investments in life insurance contracts.

Senior Secured Revolving Credit Facility. We have available a $200 million senior secured revolving credit facility expiring in July 2010. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. At May 31, 2007, $15.0 million was outstanding under the facility and an additional $29.5 million of the facility was utilized to support letters of credit. Amounts drawn under the facility bear interest either at the LIBOR rate plus a margin of 1% to 2%, or at a base rate (which is the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on our leverage ratio.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interest in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries.

→ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

The credit facility contains covenants restricting, among other things, prepayment or redemption of our 7.25% senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. We are in compliance with all of our loan covenants.

Investments in Life Insurance Contracts. We have purchased life insurance contracts in connection with certain of our benefit plans. At May 31, 2007, these contracts had a net cash surrender value of $105.0 million, of which approximately $100 million is available for distribution at our election.

Contractual Obligations. The following is a summary of our estimated future payments under our material contractual obligations as of May 31, 2007.

Future Payments by Period (*In thousands*)	Total	2008	2009	2010	2011–2012	After 2012
Borrowings						
Long-term debt excluding capital leases (1)	$ 266,489	$ 1,135	$ —	$ —	$ 15,000	$ 250,354
Interest	117,836	18,148	18,125	18,125	36,250	27,188
Operating leases (2)	50,847	14,883	8,988	8,210	14,831	3,935
Supply and service contracts (3)	75,069	39,019	27,585	7,816	649	—
Capital expenditures						
Construction and equipment purchase obligations (4)	84,160	84,160	—	—	—	—
Capital lease (5)	30,480	1,524	1,524	1,524	3,048	22,860
Asset retirement obligations (6)	19,848	1,571	—	1,276	975	16,026
Defined benefit plans (7) (8)	104,879	2,491	3,187	3,490	7,969	87,742
	$ 749,608	$ 162,931	$ 59,409	$ 40,441	$ 78,722	$ 408,105

(1) Our long-term debt is described in the note entitled "Long-term Debt" in the Notes to Consolidated Financial Statements. Our outstanding letters of credit issued under the senior secured revolving credit facility only collateralize payment of recorded liabilities.

(2) We lease certain mobile and other equipment, office space and other items used in our operations under operating leases that may in the normal course of business be renewed or replaced by subsequent leases. Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced.

(3) We purchase coal and other materials for use in our cement and expanded shale and clay plants that require minimum amounts of material be purchased. These future minimum payment amounts exclude transportation surcharges that may be imposed under certain circumstances. In addition, we purchase mining services for use at our north Texas cement plant. We expect to utilize these materials and services in the normal course of business operations.

(4) We have entered into construction and equipment purchase contracts in connection with the expansion and modernization of our Oro Grande, California cement plant. We expect to begin the startup and commissioning process for the new plant in the fall or early winter of 2007.

(5) We have entered into a long-term contract with a power supplier which includes the construction of certain power facilities at our Oro Grande plant. We recognized a capital lease obligation of $9.3 million related to payment obligations under the power supply contract related to these facilities. The total commitment under the contract includes maintenance services to be provided by the power supplier.

(6) We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures.

(7) We pay benefits under a series of non-qualified defined benefit plans.

(8) We pay benefits under a health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. These employees are also covered by a qualified defined benefit pension plan. We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus additional amounts considered appropriate. We expect to make a plan contribution of $900,000 in fiscal year 2008.



During fiscal year 2006, we commenced construction on a project to expand and modernize our Oro Grande, California cement plant. We are constructing approximately 2.3 million tons of advanced dry process annual cement production capacity, and plan to retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. We expect the Oro Grande project will cost approximately $358 million excluding capitalized interest related to the project, of which $273.8 million has been expended as of May 31, 2007. The new plant is expected to begin the startup and commissioning process in the fall or early winter of 2007.

Convertible Subordinated Debentures. During the fiscal year 2007, $157.9 million aggregate principal amount of our 5.5% convertible subordinated debentures were converted into 3,078,208 shares of common stock. The remaining $1.8 million aggregate principal amount of debentures was redeemed.

We expect cash and cash equivalents, cash from operations, available borrowings under our senior secured revolving credit facility and available distributions from our investments in life insurance contracts to be sufficient to provide funds for capital expenditure commitments currently estimated at $200 million for 2008 (including the expansion and modernization of our Oro Grande, California cement plant but excluding the expansion of our Hunter, Texas plant), scheduled debt payments, working capital needs and other general corporate purposes for at least the next year. We are reviewing alternatives for funding capital expenditures for our proposed expansion of the Hunter, Texas cement plant.

Cash Flows

Net cash provided by continuing operating activities for fiscal years 2007, 2006 and 2005 was $186.0 million, $97.4 million and $144.4 million, respectively.

Net cash provided by continuing operating activities for fiscal year 2007 increased $88.6 million from fiscal year 2006. The increase was primarily the result of higher net income and the related effects on deferred income tax and working capital items. We also incurred a federal net operating tax loss in fiscal year 2006 that resulted in a $9.5 million tax refund claim realized in fiscal year 2007.

Net cash provided by continuing operating activities for fiscal year 2006 decreased $47.1 million from fiscal year 2005. The decrease was primarily the result of changes in working capital items and the utilization of tax benefits in fiscal year 2005.

Net cash used by continuing investment activities for fiscal years 2007, 2006 and 2005 was $268.0 million, $141.4 million and $98.5 million, respectively.

Net cash used by continuing investing activities for fiscal year 2007 increased $126.6 million from fiscal year 2006 primarily as a result of higher capital expenditures. Capital expenditures incurred in connection with the expansion and modernization of our Oro Grande, California cement plant for fiscal years 2007, 2006 and 2005 were $208.4 million, $73.2 million and $6.4 million, respectively. Capital expenditures for normal replacement and technological upgrades of existing equipment and acquisitions to sustain our existing operations for fiscal years 2007, 2006 and 2005 were $109.3 million, $37.0 million and $39.8 million, respectively. We increased our investments in our north Texas aggregate operations in fiscal year 2007 to upgrade our rail distribution system and improve our production facilities.

Proceeds from asset disposals result primarily from routine sales of surplus operating assets, which in fiscal year 2006 included the proceeds from the sale of real estate associated with our expanded shale and clay operations in south Texas. We invested $50.5 million in auction rate securities in fiscal year 2006 which were sold in fiscal year 2007. We increased our investment in life insurance contracts in fiscal year 2005 primarily as a result of repaying $51.2 million in prior distributions.

Net cash provided (used) by continuing financing activities for fiscal years 2007, 2006 and 2005 was $13.0 million, $(453.5) million and $27.7 million, respectively.

Borrowings under our senior secured revolving credit facility in fiscal year 2007 increased $15.0 million, net of repayments. In fiscal year 2006, we purchased $600 million aggregate principal amount of our 10.25% senior notes, paying $96.0 million in premiums and consent payments plus transaction costs. To fund the purchase we issued $250 million aggregate principal amount of our 7.25% senior notes and incurred $7.4 million in debt issuance costs, received a cash dividend of $341.1 million from Chaparral and used $112.3 million of cash and cash equivalents on hand.

→ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Net cash provided by discontinued operations for fiscal year 2006 was $330.1 million. In connection with our refinancing and spin-off transactions, Chaparral issued $300 million aggregate principal amount of senior notes and entered into a separate senior secured revolving credit facility. The net proceeds were used to pay us a dividend of $341.1 million.

Other Items

Environmental Matters

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. Based on our experience and the information currently available to us, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Market Risk

Historically, we have not entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of our investments, changes in market interest rates would not have a significant impact on their fair value. The fair value of fixed rate debt will vary as interest rates change.

The estimated fair value of each class of financial instrument as of May 31, 2007 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of long-term debt at May 31, 2007, estimated based on broker/dealer quoted market prices, is approximately $284.5 million compared to the carrying amount of $275.8 million.

Our operations require large amounts of energy and are dependent upon energy sources, including electricity and fossil fuels. Prices for energy are subject to market forces largely beyond our control. We have generally not entered into any long-term contracts to satisfy our fuel and electricity needs, with the exception of coal which we purchase from specific mines pursuant to long-term contracts. However, we continually monitor these markets and we may decide in the future to enter into long-term contracts. If we are unable to meet our requirements for fuel and electricity, we may experience interruptions in our production. Price increases or disruption of the uninterrupted supply of these products could adversely affect our results of operations.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on our business, the level of construction activity in our markets, abnormal periods of inclement weather, unexpected periods of equipment downtime, changes in the cost of raw materials, fuel and energy, the impact of environmental laws and other regulations, and the risks and uncertainties described in Part I, Item 1A, "Risk Factors" of our Annual Report on Form 10-K for the year ended May 31, 2007.



CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

May 31, *(In thousands)*	2007	[illegible]
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 15,138	$ 84,139
Short-term investments	—	50,606
Receivables - net	142,610	132,849
Inventories	121,467	102,052
Deferred income taxes and prepaid expenses	17,621	33,599
TOTAL CURRENT ASSETS	296,836	403,245
OTHER ASSETS		
Goodwill	58,395	58,395
Real estate and investments	111,414	125,913
Deferred charges and intangibles	11,369	22,706
	181,178	207,014
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	132,992	128,056
Buildings	41,485	42,069
Machinery and equipment	752,531	688,255
Construction in progress	362,646	95,094
	1,289,654	953,474
Less depreciation and depletion	505,432	483,163
	784,222	470,311
	$ 1,262,236	$ 1,080,570
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 109,749	$ 63,581
Accrued interest, wages and other items	57,891	55,059
Current portion of long-term debt	1,340	681
TOTAL CURRENT LIABILITIES	168,980	119,321
LONG-TERM DEBT	274,416	251,505
CONVERTIBLE SUBORDINATED DEBENTURES	—	159,725
DEFERRED INCOME TAXES AND OTHER CREDITS	90,358	76,955
SHAREHOLDERS' EQUITY		
Common stock, $1 par value	27,323	25,863
Additional paid-in capital	448,289	334,054
Retained earnings	257,087	169,696
Cost of common stock in treasury	—	(52,093)
Accumulated other comprehensive loss	(4,217)	(4,456)
	728,482	473,064
	$ 1,262,236	$ 1,080,570

See notes to consolidated financial statements.

→ CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, *(In thousands except per share)*	2007	2006	2005
NET SALES	$ 996,250	$ 943,922	$ 834,803
Cost of products sold	760,160	766,941	692,414
GROSS PROFIT	236,090	176,981	142,389
Selling, general and administrative	108,106	88,663	78,434
Interest	14,074	31,155	23,533
Loss on debt retirements and spin-off charges	48	113,247	894
Other income	(36,629)	(47,270)	(22,727)
	85,599	185,795	80,134
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	150,491	(8,814)	62,255
Income taxes (benefit)	49,584	(8,225)	16,811
INCOME (LOSS) FROM CONTINUING OPERATIONS	100,907	(589)	45,444
Income from discontinued operations - net of income taxes	—	8,691	79,079
NET INCOME	$ 100,907	$ 8,102	$ 124,523
Basic earnings (loss) per share			
Income (loss) from continuing operations	$ 4.06	$ (.03)	$ 2.06
Income from discontinued operations	—	.38	3.58
Net income	$ 4.06	$ .35	$ 5.64
Diluted earnings (loss) per share			
Income (loss) from continuing operations	$ 3.80	$ (.03)	$ 1.99
Income from discontinued operations	—	.38	3.46
Net income	$ 3.80	$ .35	$ 5.45
Average shares outstanding			
Basic	24,815	23,071	22,076
Diluted	27,684	23,071	22,835
Cash dividends per share	$ .30	$ .30	$ .30

See notes to consolidated financial statements.



→ CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, *(In thousands)*	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 100,907	$ 8,102	$ 124,523
Adjustments to reconcile net income to cash provided by continuing operating activities			
Income from discontinued operations	—	(8,691)	(79,079)
Loss on debt retirements	48	107,006	—
Gain on asset disposals	(2,917)	(34,768)	(6,582)
Depreciation, depletion and amortization	46,356	44,955	46,474
Deferred income taxes	11,354	6,581	33,811
Stock-based compensation expense	13,866	4,368	1,815
Excess tax benefits from stock-based compensation	(1,694)	—	—
Other - net	3,234	(4,130)	2,455
Changes in operating assets and liabilities			
Receivables - net	846	(5,060)	(8,873)
Inventories	(18,975)	(18,761)	6,082
Prepaid expenses	1,392	(47)	(1,223)
Accounts payable and accrued liabilities	31,541	(2,186)	25,017
Cash provided by continuing operating activities	185,958	97,369	144,420
Cash provided (used) by discontinued operating activities	—	(7,778)	73,104
Net cash provided by operating activities	185,958	89,591	217,524
INVESTING ACTIVITIES			
Capital expenditures - expansions	(208,381)	(73,212)	(6,365)
Capital expenditures - other	(109,277)	(37,033)	(39,813)
Proceeds from asset disposals	5,552	23,107	7,136
Purchases of short-term investments	(8,500)	(50,500)	—
Sales of short-term investments	59,000	—	—
Investments in life insurance contracts	(6,061)	(4,366)	(58,798)
Other - net	(336)	612	(677)
Cash used by continuing investing activities	(268,003)	(141,392)	(98,517)
Cash used by discontinued investing activities	—	(2,757)	(28,163)
Net cash used by investing activities	(268,003)	(144,149)	(126,680)
FINANCING ACTIVITIES			
Long-term borrowings	38,000	250,000	—
Debt retirements	(25,521)	(600,700)	(699)
Debt issuance costs	—	(7,363)	(39)
Debt retirement costs	(6)	(96,029)	—
Interest rate swap terminations	—	—	(6,315)
Stock option exercises	6,394	7,510	41,399
Excess tax benefits from stock-based compensation	1,694	—	—
Common dividends paid	(7,517)	(6,908)	(6,643)
Cash provided (used) by continuing financing activities	13,044	(453,490)	27,703
Cash provided by discontinued financing activities	—	340,587	—
Net cash provided (used) by financing activities	13,044	(112,903)	27,703
Increase (decrease) in cash and cash equivalents	(69,001)	(167,461)	118,547
Cash and cash equivalents at beginning of year	84,139	251,600	133,053
Cash and cash equivalents at end of year	$ 15,138	$ 84,139	$ 251,600

See notes to consolidated financial statements.

→ CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

($ In thousands except per share)						
May 31, 2004	$ 25,067	$ 261,455	$ 568,596	$ (88,652)	$ (4,482)	$ 761,984
Net income	—	—	124,523	—	—	124,523
Pension liability adjustment - net of tax	—	—	—	—	(3,241)	(3,241)
Common dividends paid - $.30 per share	—	—	(6,643)	—	—	(6,643)
Excess tax benefits from stock-based compensation	—	8,000	—	—	—	8,000
Treasury shares issued for bonuses and options and settlement of deferred compensation agreements - 1,526,995 net shares	—	15,858	—	27,086	—	42,944
May 31, 2005	25,067	285,313	686,476	(61,566)	(7,723)	927,567
Net income	—	—	8,102	—	—	8,102
Pension liability adjustment - net of tax	—	—	—	—	3,267	3,267
Common dividends paid - $.30 per share	—	—	(6,908)	—	—	(6,908)
Distribution of discontinued operations to shareholders	—	—	(517,974)	—	—	(517,974)
Stock-based compensation	—	316	—	—	—	316
Excess tax benefits from stock-based compensation	—	10,712	—	—	—	10,712
Treasury shares issued for bonuses and options and settlement of deferred compensation agreements - 420,791 net shares	—	(1,618)	—	9,473	—	7,855
Common stock issued for conversion of subordinated debentures - 795,471 shares	796	39,331	—	—	—	40,127
May 31, 2006	25,863	334,054	169,696	(52,093)	(4,456)	473,064
Net income	—	—	100,907	—	—	100,907
Cumulative effect of change in accounting for post-production mine stripping costs - net of tax	—	—	(4,965)	—	—	(4,965)
Pension liability adjustment, prior to adoption of SFAS No. 158 - net of tax	—	—	—	—	1,788	1,788
Postretirement benefit obligation adjustment to initially apply SFAS No. 158 - net of tax	—	—	—	—	(1,549)	(1,549)
Common dividends paid - $.30 per share	—	—	(7,517)	—	—	(7,517)
Adjustment of distribution of discontinued operations to shareholders	—	—	(1,034)	—	—	(1,034)
Stock-based compensation	—	4,070	—	—	—	4,070
Excess tax benefits from stock-based compensation	—	1,694	—	—	—	1,694
Common stock and treasury shares issued for bonuses and options - 300,246 net shares	15	(952)	—	7,342	—	6,405
Common stock and treasury shares issued for conversion of subordinated debentures - 3,078,208 shares	1,445	109,423	—	44,751	—	155,619
May 31, 2007	$ 27,323	$ 448,289	$ 257,087	$ —	$ (4,217)	$ 728,482

See notes to consolidated financial statements.



→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Texas Industries, Inc. and subsidiaries is a leading supplier of heavy building materials in the United States through three business segments: cement, aggregates and consumer products, which produce and sell cement; stone, sand and gravel and expanded shale and clay aggregate; and ready-mix concrete and packaged concrete and related products, respectively, from facilities concentrated primarily in Texas, Louisiana and California. When used in these notes the terms "Company," "we," "us," or "our" mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except a former subsidiary trust, in which we had a variable interest but were not the primary beneficiary. Discontinued operations relate to our former steel segment which we spun-off in the form of a pro-rata, tax-free dividend to our shareholders on July 29, 2005. Unless otherwise indicated, all amounts in the accompanying notes relate to our continuing operations. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2007 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of long-term debt at May 31, 2007, estimated based on broker/dealer quoted market prices, is approximately $284.5 million compared to the carrying amount of $275.8 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Short-term Investments. Our short-term investments consisted of investment grade auction rate securities with an active resale market to ensure liquidity and the ability to be readily converted into cash to fund current operations, or satisfy other cash requirements as needed. As of May 31, 2006, these securities had legal maturities ranging from 19 to 38 years, but had their interest rates reset at predetermined intervals, typically less than 30 days, through an auction process. These securities were expected to be sold within one year, regardless of their legal maturity date. Accordingly, these securities were classified as available-for-sale and as current assets in the consolidated balance sheet. The auction rate securities were stated at cost plus accrued interest which approximated fair value. Net unrealized gains and losses, net of deferred taxes, were not significant due to the short duration between interest rate reset dates. Purchase and sale activity of short-term investments is presented as cash flows from investing activities in the consolidated statements of cash flows.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. We are a defendant in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for our primary operating facilities range from 10 to 25 years. Maintenance and repairs are charged to expense as incurred.

Goodwill. Management tests goodwill for impairment at least annually by reporting unit. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Goodwill having a carrying value of $58.4 million at both May 31, 2007 and 2006 resulted from the acquisition of Riverside Cement Company and is identified with the our California cement operations. The fair value of the reporting unit exceeds its carrying value.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial or multi-use parks totaled $6.2 million and $7.3 million at May 31, 2007 and 2006, respectively.

Investments are composed primarily of life insurance contracts purchased in connection with certain of our benefit plans. The contracts, recorded at their net cash surrender value, totaled $105.0 million (net of distributions of $1.2 million) at May 31, 2007 and $96.3 million (net of distributions of $1.3 million) at May 31, 2006. Distributed amounts totaling $51.2 million were repaid in 2005. Charges incurred on the distributions totaling $100,000 in each of the years ending 2007, 2006 and 2005 were included in interest expense.

At May 31, 2006, investments also included $22.0 million, representing the long-term portion of a note received in connection with the sale of land associated with our expanded shale and clay operations in south Texas. On November 30, 2006, the maturity date of the note was extended to May 31, 2008. At May 31, 2007, the remaining balance of the note of $21.2 million is included in Receivables-net.

Deferred Charges and Intangibles. Deferred charges are composed primarily of debt issuance costs that totaled $5.4 million and $10.3 million at May 31, 2007 and 2006, respectively. The costs are amortized over the term of the related debt.

Intangibles are composed of non-compete agreements and other intangibles with finite lives being amortized on a straight-line basis over a 15-year period. Their carrying value, adjusted for write-offs, totaled $1.1 million (net of accumulated amortization of $2.8 million) at May 31, 2007 and $1.4 million (net of accumulated amortization of $3.0 million) at May 31, 2006. Amortization expense incurred was $300,000 in 2007 and $400,000 in both 2006 and 2005. Estimated amortization expense for each of the five succeeding years is approximately $300,000 for 2008 and 2009, $200,000 for 2010 and 2011 and $100,000 for 2012.

Other Credits. Other credits of $62.9 million at May 31, 2007 and $55.3 million at May 31, 2006 are composed primarily of liabilities related to our retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations. We record a liability for legal obligations associated with the retirement of our long-lived assets in the period in which it is incurred if a reasonable estimate of fair value of the obligation can be made. The discounted fair value of the obligation incurred in each period is added to the carrying amount of the associated assets and depreciated over the lives of the assets. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management's assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.



Changes in asset retirement obligations are as follows:

(In thousands)	2007	2006
Balance at beginning of year	$ 4,346	$ 4,655
Additions	811	5
Accretion expense	380	456
Settlements	(550)	(770)
Balance at end of year	$ 4,987	$ 4,346

Other Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2007, 2006 and 2005 consisted only of net income and the pension liability adjustment to shareholders' equity prior to adoption of SFAS No. 158. Comprehensive income was $102.7 million in 2007, $11.4 million in 2006 and $121.3 million in 2005.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This standard requires that previously unrecognized actuarial gains or losses, prior service costs or credits and transition obligations or assets be recognized generally through adjustments to accumulated other comprehensive income and accrued postretirement benefit liabilities. As a result of these adjustments, the current funded status of all of our defined benefit pension plans and other postretirement benefit plans has been reflected in our consolidated balance sheet as of May 31, 2007.

The pension liability adjustment to shareholders' equity prior to adoption of SFAS No. 158 totaled $2.7 million (net of tax of $1.6 million) at May 31, 2007 and $4.5 million (net of tax of $2.5 million) at May 31, 2006. The postretirement benefit plan adjustment to initially apply SFAS No. 158 totaled $1.5 million (net of tax of $900,000) at May 31, 2007. The adjustments relate to a defined benefit retirement plan and a postretirement health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary.

Net Sales. Sales are recognized when title has transferred and products are delivered. We include delivery fees in the amount we bill customers to the extent needed to recover our cost of freight and delivery. Net sales are presented as revenues including these delivery fees.

Other Income. The governments of the U.S. and Mexico entered into the U.S.-Mexico Agreement on Cement, which settled the 16-year dispute over the U.S. antidumping duty order on imports from Mexico. Pursuant to that agreement and a related agreement among the importers of cement from Mexico and certain producers in the U.S., including us, 50% of the cash deposits of estimated antidumping duties collected from importers of Mexican cement were distributed to the U.S. producers. Other income in 2007 includes $19.8 million, which represents substantially all of the distributions to which we are entitled pursuant to these agreements.

Routine sales of surplus operating assets and real estate resulted in gains of $5.3 million in 2007, $35.0 million in 2006 and $9.0 million in 2005. In addition, other income in 2006 includes a gain of $3.8 million from the sale of certain investment assets. Other income in 2005 includes a gain of $6.2 million from the sale of emissions credits associated with our expanded shale and clay aggregate operations in south Texas.

Income Taxes. Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred income tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Earnings Per Share ("EPS"). Basic EPS is computed by adjusting net income for the participation in earnings of unvested restricted shares outstanding, then dividing by the weighted-average number of common shares outstanding during the period including contingently issuable shares and excluding outstanding unvested restricted shares.

Contingently issuable shares relate to deferred compensation agreements in which directors elected to defer annual and meeting fees and vested shares under our former stock awards program. The deferred compensation is denominated in shares of our common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from us. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts income from continuing operations and the outstanding shares for the dilutive effect of convertible subordinated debentures, stock options, restricted shares and awards.

Basic and Diluted EPS are calculated as follows:

(In thousands except per share)	2007	2006	2005
Basic earnings (loss)			
Income (loss) from continuing operations	$ 100,907	$ (589)	$ 45,444
Income from discontinued operations	—	8,691	79,079
Unvested restricted share participation	(41)	—	—
Basic income	$ 100,866	$ 8,102	$ 124,523
Diluted earnings (loss)			
Income (loss) from continuing operations	$ 100,907	$ (589)	$ 45,444
Interest on convertible subordinated debentures - net of tax	4,274	—	—
Unvested restricted share participation	(41)	—	—
Diluted income (loss) from continuing operations	105,140	(589)	45,444
Income from discontinued operations	—	8,691	79,079
Diluted income	$ 105,140	$ 8,102	$ 124,523
Shares			
Weighted-average shares outstanding	24,818	23,052	22,029
Contingently issuable shares	7	19	47
Unvested restricted shares	(10)	—	—
Basic weighted-average shares	24,815	23,071	22,076
Convertible subordinated debentures	2,365	—	—
Stock option, restricted share and award dilution	504	—	759
Diluted weighted-average shares*	27,684	23,071	22,835
Basic earnings (loss) per share			
Income (loss) from continuing operations	$ 4.06	$ (.03)	$ 2.06
Income from discontinued operations	—	.38	3.58
Net income	$ 4.06	$ .35	$ 5.64
Diluted earnings (loss) per share			
Income (loss) from continuing operations	$ 3.80	$ (.03)	$ 1.99
Income from discontinued operations	—	.38	3.46
Net income	$ 3.80	$ .35	$ 5.45
**Shares excluded due to antidilutive effect*			
Convertible subordinated debentures	—	*3,849*	*2,888*
Stock options, restricted shares and awards	55	*711*	*184*



Stock-based Compensation. Effective June 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment," utilizing the modified prospective transition method. Under this transition method, we account for awards granted prior to adoption, but for which the vesting period is not complete, on a prospective basis with expense being recognized in our statement of operations based on the grant date fair value estimated in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. We use the average stock price on the date of grant to determine the fair value of restricted stock awards paid. The impact of recognizing compensation expense related to stock options using the fair value recognition provisions of SFAS No. 123R for 2007 was $2.9 million (net of tax benefit of $600,000) or $.12 per basic share and $.11 per diluted share. The results for periods prior to June 1, 2006 have not been restated.

SFAS No. 123R also requires that the benefits associated with tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as previously required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. For 2007, excess tax benefits recognized in financing cash flows were $1.7 million.

Prior to June 1, 2006, we accounted for employee stock options using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by SFAS No. 123. Generally, no expense was recognized related to our stock options under this method because the exercise price of each option was set at the fair market value of the underlying common stock on the date the option was granted.

In accordance with SFAS No. 123, we disclosed the compensation cost related to our stock options based on the estimated fair value at the date of grant. All options were granted with graded vesting valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period with forfeitures recognized as they occurred. The fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model.

In addition to grants under our stock option plans, we have provided stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. Stock compensation expense related to these grants is included in the determination of net income as reported in the financial statements over the vesting periods of the related grants.

If we had applied the fair value recognition provision of SFAS No. 123, our net income and earnings per share would have been adjusted to the following pro forma amounts:

(In thousands except per share)	[illegible]	[illegible]
Net income		
As reported	$ 8,102	$ 124,523
Plus: stock-based compensation included in the determination of net income as reported, net of tax	2,839	1,180
Less: fair value of stock-based compensation, net of tax	(3,742)	(1,420)
Pro forma	$ 7,199	$ 124,283
Basic earnings per share		
As reported	$ .35	$ 5.64
Pro forma	.31	5.63
Diluted earnings per share		
As reported	.35	5.45
Pro forma	.31	5.44

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Inventory Costs. On June 1, 2006, we adopted SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard did not have an effect on our consolidated financial position or results of operations.

Accounting for Mining Stripping Costs. On June 1, 2006, we adopted, Emerging Issues Task Force Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," which requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred. As of May 31, 2006, the balance of our capitalized post-production stripping costs was $7.9 million. In accordance with the transition provision of EITF 04-6, we wrote off these deferred costs, effective June 1, 2006, and recorded a charge to retained earnings of $4.9 million, net of tax benefits of $3.0 million. We will now recognize the costs of all post-production stripping activity as a cost of the inventory produced during the period the stripping costs are incurred. Although dependent in part on the future level of post-production stripping activity which varies from period to period, we do not expect that EITF 04-6 will have a material impact on our financial position or results of operations for periods following adoption.

Accounting for Income Taxes. In July 2006, the Financial Accounting Standards Board issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes," which will be effective for us beginning June 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We do not expect that the adoption of this interpretation will have a material impact on our consolidated financial statements.

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. This SFAS is effective for us beginning June 1, 2008. We do not expect that the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

Major Maintenance Activities. In September 2006, the Financial Accounting Standards Board issued FSP AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP addresses the planned major maintenance of assets and prohibits the use of the "accrue-in-advance" method of accounting for these activities. This FSP is effective for us beginning June 1, 2007. The adoption of this FSP will not have a material impact on our consolidated financial statements.

Working Capital

Working capital totaled $127.9 million at May 31, 2007, compared to $283.9 million at May 31, 2006.

Receivables consist of:

(In thousands)	2007	[illegible]
Accounts receivable	$121,282	$ 122,131
Notes receivable including accrued interest	21,328	1,174
Income tax refund claims	—	9,544
	$ 142,610	$ 132,849



Accounts receivable are presented net of allowances for doubtful receivables of $1.3 million at May 31, 2007 and $1.6 million at May 31, 2006. Provisions for bad debts charged to expense were $400,000 in 2007, $300,000 in 2006 and $1.1 million in 2005. Uncollectible accounts written off totaled $700,000 in 2007, $900,000 in 2006 and $2.7 million in 2005. Notes receivable included in current receivables relate to routine sales of surplus operating assets and real estate.

Inventories consist of:

(In thousands)	2007	2006
Finished products	$ 12,190	$ 10,341
Work in process	56,628	42,384
Raw materials	16,300	13,881
Total inventories at LIFO cost	85,118	66,606
Parts and supplies	36,349	35,446
Total inventories	$121,467	$ 102,052

Inventories are stated at cost (not in excess of market) with finished products, work in process and raw material inventories using the last-in, first-out ("LIFO") method and parts and supplies inventories using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $27.0 million in 2007 and $26.8 million in 2006.

Accrued interest, wages and other items consist of:

(In thousands)	2007	2006
Interest	$ 7,029	$ 8,531
Employee compensation	36,942	33,422
Income taxes	1,316	2,113
Property taxes and other	12,604	10,993
	$ 57,891	$ 55,059

Long-Term Debt

Long-term debt consists of:

(In thousands)	2007	2006
Senior secured revolving credit facility expiring in 2010	$ 15,000	$ —
Senior notes due 2013, interest rate 7.25%	250,000	250,000
Pollution control bonds due through 2007, interest rate 6.19% (75% of prime)	1,135	1,815
Other	354	371
	266,489	252,186
Capital lease obligation	9,267	—
Less current portion	(1,340)	(681)
	$ 274,416	$ 251,505

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Senior Secured Revolving Credit Facility. The senior secured revolving credit facility expires in July 2010 and provides up to $200 million of available borrowings. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. At May 31, 2007, $15.0 million was outstanding under the facility and an additional $29.5 million of the facility was utilized to support letters of credit. Amounts drawn under the facility bear interest either at the LIBOR rate plus a margin of 1% to 2%, or at a base rate (which is the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on our leverage ratio. Commitment fees are payable currently at an annual rate of 0.25% on the unused portion of the facility. We may terminate the facility at any time.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interest in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries.

The credit facility contains covenants restricting, among other things, prepayment or redemption of our senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. At May 31, 2007, we were in compliance with all of our loan covenants.

7.25% Senior Notes. At any time on or prior to July 15, 2009, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after July 15, 2009, we may redeem the notes at a premium of 103.625% in 2009, 101.813% in 2010 and 100% in 2011 and thereafter. In addition, prior to July 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 107.25% of the principal amount thereof, plus accrued interest with the net cash proceeds from certain equity offerings. If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of our consolidated subsidiaries have unconditionally guaranteed the 7.25% Senior Notes. The indenture governing the notes contains covenants that will limit our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem our stock, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets.

Refinancing in Connection with the Spin-off of Chaparral. In connection with the spin-off of Chaparral in July 2005, we entered into new financing agreements and purchased the outstanding $600 million aggregate principal amount of our 10.25% senior notes due 2011 ("10.25% Senior Notes"). On July 6, 2005, we issued $250 million aggregate principal amount of our 7.25% senior notes due July 15, 2013 ("7.25% Senior Notes") and entered into our senior secured revolving credit facility. In addition, Chaparral issued $300 million aggregate principal amount of its senior notes due 2013 ("Chaparral Senior Notes") and entered into a separate senior secured revolving credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay us a dividend of $341.1 million. We used the net proceeds from our offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of our outstanding $600 million aggregate principal amount of 10.25% Senior Notes. We paid a total of $699.5 million to the holders of the 10.25% Senior Notes, which was comprised of $600 million of principal, $3.6 million of accrued interest and $95.9 million of premiums and consent fees. We recorded a charge of $107.0 million related to the early retirement of the 10.25% Senior Notes and former credit facility, consisting of $96.0 million in premiums or consent payments and transaction costs and a write-off of $11.0 million of debt issuance costs and interest rate swap gains and losses associated with the debt repaid. On July 29, 2005, Chaparral became an independent, public company and we have no obligations with respect to Chaparral's long-term debt. Chaparral is not a guarantor of any of our indebtedness nor are we a guarantor of any Chaparral indebtedness.



Other. As part of our project to expand and modernize our Oro Grande, California cement plant, we entered into a long-term contract with a power supplier which includes the construction of certain power facilities at the plant. At May 31, 2007, we have recorded assets of $9.3 million in construction in progress, representing the fair market value of the power facilities which have been constructed and the related capital lease obligation included in the power supply contract of $9.3 million.

Required principal payments on long-term debt, excluding the capital lease obligation, for each of the five succeeding years, are $1.1 million for 2008, none for 2009 and 2010, and $15.0 million for 2011 and none for 2012. The total amount of interest paid was $25.7 million in 2007, $55.7 million in 2006 and $69.5 million in 2005. Interest capitalized was $12.9 million in 2007 and $1.5 million in 2006. No interest was capitalized in 2005.

Convertible Subordinated Debentures

On June 5, 1998, we issued $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the "Debentures"). TXI Capital Trust I (the "Trust"), a Delaware business trust 100% owned by us, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities ("Preferred Securities") to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to us of the common securities of the Trust were invested by the Trust in the Debentures which were the sole assets of the Trust. Each Preferred Security was convertible at any time prior to its redemption date at the option of the holder into shares of our common stock at a conversion rate of .97468 shares of our common stock for each Preferred Security. Upon redemption or conversion of the Preferred Securities a like aggregate principal amount of Debentures was redeemed or converted.

On May 9, 2006, we exchanged 795,471 shares of our common stock for 804,240 Preferred Securities. The exchange reduced the aggregate principal amount of the Debentures by $40.2 million, and increased common stock and additional paid-in capital by $40.1 million. We recognized a loss of $800,000 representing the transaction costs and the market value of the premium paid in common shares.

The Trust made a call for redemption of $60 million of the Preferred Securities on January 23, 2007 and a call for redemption of all remaining Preferred Securities on February 23, 2007. As a result holders of Preferred Securities converted a liquidation amount of $157.9 million of Preferred Securities into 3,076,845 shares of our common stock. The conversions increased common stock and additional paid-in capital by a total of $110.8 million and reduced the cost of common stock in treasury by a total of $44.8 million. The remaining Preferred Securities were redeemed for the liquidation amount of $1.8 million plus accrued distributions. In conjunction with the conversions and redemptions of the Preferred Securities, all outstanding Debentures were also converted or redeemed and the Trust dissolved.

Commitments

Operating Leases. We lease certain mobile and other equipment, office space and other items which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) amounted to $18.6 million in 2007, $20.8 million in 2006 and $21.7 million in 2005. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $50.8 million at May 31, 2007. Estimated lease payments for each of the five succeeding years are $14.9 million, $9.0 million, $8.2 million, $9.5 million and $5.3 million.

Purchase Obligations. We purchase coal and other materials for use in our cement and expanded shale and clay plants under long-term contracts that require minimum amounts of material be purchased. We expect to utilize these required amounts in the normal course of business operations. In addition, we purchase in the normal course of business mining services for use at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. Total cost incurred under these contracts was $34.3 million in 2007, $7.1 million in 2006 and none in 2005. Future minimum payments, excluding transportation surcharges that may be imposed under certain circumstances, total $39.0 million for 2008, $27.6 million for 2009, $7.8 million for 2010 and $700,000 for 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In November 2005, we commenced construction on a project to expand and modernize our Oro Grande, California cement plant. We are constructing approximately 2.3 million tons of advanced dry process annual cement production capacity, and we will retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. We expect the Oro Grande project will cost approximately $358 million, excluding capitalized interest related to the project, of which $273.8 million has been expended as of May 31, 2007. The new plant is expected to begin the startup and commissioning process in the fall or early winter of 2007.

In addition, we have entered into a long-term contract with a power supplier which includes the construction of certain power facilities at the plant. At May 31, 2007, we have recognized a capital lease obligation of $9.3 million related to payment obligations under the power supply contract related to these facilities. The total commitment under the contract, including maintenance services to be provided by the power supplier, related to these facilities totaled $30.5 million at May 31, 2007. Payments for each of the five succeeding years are $1.5 million per year.

Shareholders' Equity

Common stock at May 31 consists of:

(In thousands)	2007	2006
Shares authorized	40,000	40,000
Shares outstanding	27,323	23,945
Shares held in treasury	—	1,918
Shares reserved for stock options and other	3,334	3,652

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 40,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31, 2007. Pursuant to a Rights Agreement, in November 2006, we distributed a dividend of one preferred share purchase right for each outstanding share of our Common Stock. Each right entitles the holder to purchase from us one one-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $300, subject to adjustment. The rights will expire on November 1, 2016 unless the date is extended or the rights are earlier redeemed or exchanged by us pursuant to the Rights Agreement.

Stock-based Compensation Plans

The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the "2004 Plan") provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. In addition, non-qualified and incentive stock options remain outstanding under our 1993 Stock Option Plan. During 2006, our Board of Directors approved the amendment of certain options to conform the "change of control" provisions in such options with the terms of our other agreements.

Options become exercisable in installments beginning one year after date of grant and expire ten years later. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Options with graded vesting are valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. The following table sets forth the information about the weighted-average grant date fair value of options granted during the three years ended May 31, 2007 and the weighted-average assumptions used for such grants.



	2007	2006	2005
Weighted average grant date fair value	$27.61	$ 20.46	$ 23.83
Weighted average assumptions used:			
Expected volatility	.330	.338	.345
Expected lives	6.0	6.4	6.4
Risk-free interest rates	4.78%	4.31%	3.89%
Expected dividend yields	.43%	.58%	.50%

Expected volatility is based on an analysis of historical volatility of our common stock. Expected lives of options is determined based on the historical share option exercise experience of our optionees. Risk-free interest rates are determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected life of the options. Expected dividend yields are based on the approved annual dividend rate in effect and the market price of our common stock at the time of grant.

A summary of option transactions for the three years ended May 31, 2007, follows:

	[illegible]	[illegible]
Outstanding at May 31, 2004	3,102,268	$ 28.89
Granted	235,650	60.18
Exercised	(1,547,048)	28.56
Canceled	(54,820)	27.33
Outstanding at May 31, 2005	1,736,050	33.48
Spin-off share adjustment	443,462	—
Granted	223,500	51.71
Exercised	(452,647)	24.62
Canceled	(367,272)	32.28
Outstanding at May 31, 2006	1,583,093	29.48
Granted	203,350	70.18
Exercised	(296,940)	23.08
Canceled	(6,468)	38.06
Outstanding at May 31, 2007	1,483,035	$ 36.31

Non-vested options held by Chaparral's employees and directors were canceled on July 29, 2005 in connection with the spin-off of Chaparral. Options held by our continuing employees and directors and vested options held by Chaparral's employees and directors were adjusted based on the closing share prices of us and Chaparral on July 29, 2005.

Options exercisable at May 31 were 841,078 shares for 2007, 880,088 shares for 2006 and 818,710 shares for 2005 at a weighted-average option price of $26.90, $25.15 and $32.96, respectively. The following table summarizes information about stock options outstanding as of May 31, 2007.

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Range of Exercise Prices	[illegible]	[illegible]	[illegible]
Options outstanding			
Shares outstanding	651,419	417,166	414,450
Weighted-average remaining life in years	5.01	4.22	9.12
Weighted-average exercise price	$19.25	$38.65	$60.77
Options exercisable			
Shares exercisable	509,736	296,242	35,100
Weighted-average remaining life in years	4.78	2.84	8.63
Weighted-average exercise price	$19.88	$36.04	$51.71

Outstanding options expire on various dates to January 17, 2017. At May 31, 2007, we have reserved 1,836,064 shares for future awards under the 2004 Plan.

As of May 31, 2007, the aggregate intrinsic value (the difference in the closing market price of our common stock of $86.98 and the exercise price to be paid by the optionee) of stock options outstanding was $75.1 million. The aggregate intrinsic value of exercisable stock options at that date was $50.5 million. The total intrinsic value for options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) was $12.7 million in 2007, $14.1 million in 2006 and $39.4 million in 2005.

We have provided additional stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. At May 31, 2007, outstanding stock appreciation rights totaled 158,645 shares, deferred compensation agreements to be settled in cash totaled 98,425 shares, deferred compensation agreements to be settled in common stock totaled 5,712 shares, unvested restricted stock payments totaled 15,169 shares and stock awards totaled 9,514 shares. Other credits included $17.9 million at May 31, 2007 and $7.7 million at May 31, 2006 representing accrued compensation which is expected to be settled in cash.

Total stock-based compensation included in selling, general and administrative expense was $13.9 million in 2007, $4.4 million in 2006 and $1.8 million in 2005. Total tax benefit recognized in our statements of operations for stock-based compensation was $4.5 million in 2007, $1.6 million in 2006 and $600,000 in 2005. Total tax benefit realized for stock-based compensation was $1.7 million in 2007, $10.7 million in 2006 and $8.0 million in 2005.

As of May 31, 2007, $12.5 million of total unrecognized compensation cost related to stock options, stock appreciation rights contracts, restricted stock payments and stock awards is expected to be recognized. We currently expect to recognize approximately $5.1 million of this stock-based compensation expense in 2008, $3.1 million in 2009, $2.2 million in 2010, $1.4 million in 2011, $600,000 in 2012 and thereafter an aggregate of $100,000.

Incentive Plans

All personnel employed as of May 31 and not subject to production-based incentive awards share in our pretax income for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. Incentive compensation included in selling, general and administrative expense was $27.5 million in 2007, $19.3 million in 2006 and $10.8 million in 2005.

Retirement Plans

Defined Benefit Plans. Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans providing retirement and death benefits. We use a measurement date of May 31 for all of our pension and postretirement benefit plans.

Effective May 31, 2007, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This standard requires the recognition in pension obligations and accumulated other comprehensive income of actuarial gains or losses, prior service costs or credits and transition assets or obligations that had previously been deferred. The following table reflects the incremental effects of the adoption of SFAS No. 158 on our consolidated balance sheet as of May 31, 2007.

(In thousands)	[illegible]	[illegible]	[illegible]
Accrued interest, wages and other items	$ 57,891	$ —	$ 57,891
Total current liabilities	168,908	—	168,908
Deferred income taxes	28,316	(892)	27,424
Other credits	60,493	2,441	62,934
Deferred income taxes and other credits	88,809	1,549	90,358
Accumulated other comprehensive loss	(2,668)	(1,549)	(4,217)
Total shareholders' equity	730,031	(1,549)	728,482
Total liabilities and shareholders' equity	1,262,236	—	1,262,236

The pretax amounts recognized in accumulated comprehensive income as of May 31, 2007 consist of the following:

(In thousands)	[illegible]	[illegible]
Net actuarial loss	$ 6,429	$ 8,358
Prior service cost (credit)	—	(8,112)
	$ 6,429	$ 246

The pretax amounts in accumulated other comprehensive income expected to be recognized as components of net periodic postretirement benefit cost in 2008 are as follows:

(In thousands)	[illegible]	[illegible]
Net actuarial loss	$ 220	$ 656
Prior service cost (credit)	—	(845)
	$ 220	$ (189)

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Riverside Defined Benefit Plans. The amount of the defined benefit pension plan and postretirement health benefit plan expense charged to costs and expenses was as follows:

	DEFINED PENSION BENEFIT			HEALTH BENEFIT		
(In thousands)	2007	2006	2005	2007	2006	2005
Service cost	$ 493	$ 572	$ 436	$ 99	$ 107	$ 91
Interest cost	2,724	2,496	2,575	368	346	494
Expected return on plan assets	(3,040)	(2,764)	(2,441)	—	—	—
Amortization of prior service cost	—	—	—	(845)	(846)	(845)
Amortization of net actuarial loss	426	1,054	500	599	739	904
	$ 603	$ 1,358	$ 1,070	$ 221	$ 346	$ 644
Weighted average assumptions used to determine net cost						
Assumed discount rate	6.50%	5.40%	6.60%	6.50%	5.40%	6.60%
Assumed long-term rate of return on pension plan assets	8.50%	8.50%	8.50%	—	—	—
Average long-term pay progression	3.00%	3.00%	3.80%	—	—	—

Unrecognized prior service costs and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We expect to make a contribution of $900,000 in 2008.

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

(In thousands)	DEFINED PENSION BENEFIT 2007	2006	HEALTH BENEFIT 2007	2006
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 42,509	$ 46,650	$ 5,765	$ 6,524
Service cost	493	572	99	107
Interest cost	2,724	2,496	368	346
Participant contributions	—	—	155	180
Benefits paid	(2,261)	(2,101)	(394)	(450)
Actuarial loss (gain)	2,258	(5,108)	531	(942)
Benefit obligation at end of year	$ 45,723	$ 42,509	$ 6,524	$ 5,765
Change in plan assets				
Fair value of plan assets at beginning of year	$ 33,925	$ 31,407	$ —	$ —
Actual return on plan assets	7,686	1,619	—	—
Employer contributions	2,600	3,000	239	270
Benefits paid	(2,261)	(2,101)	(239)	(270)
Fair value of plan assets at end of year	$ 41,950	$ 33,925	$ —	$ —
Funded status at end of year	$ (3,773)	$ (8,584)	$ (6,524)	$ (5,765)
Weighted average assumptions used to determine benefit obligations				
Assumed discount rate	6.15%	6.50%	6.15%	6.50%
Average long-term pay progression	3.00%	3.00%	—	—

Accumulated benefit obligation for the defined benefit pension plan was $43.5 million at May 31, 2007 and $40.3 million at May 31, 2006.

The amounts recognized in the consolidated balance sheet for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

(In thousands)	DEFINED PENSION BENEFIT 2007	2006	HEALTH BENEFIT 2007	2006
Funded status	$ (3,773)	$ (8,584)	$ (6,524)	$ (5,765)
Unrecognized net actuarial loss	—	9,243	—	8,426
Unrecognized prior service cost	—	—	—	(8,957)
Net accrued benefit cost	(3,773)	659	(6,524)	(6,296)
Additional minimum liability	—	(7,020)	—	—
Net liability recognized	$ (3,773)	$ (6,361)	$ (6,524)	$ (6,296)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $2.2 million, $2.3 million, $2.5 million, $2.7 million and $2.8 million and for the five-year period thereafter an aggregate of $16.6 million.

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 8.5% for 2007 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocation. The current allocation of plan assets has both a long-term and a short-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2007 and 2006, and the target asset allocation for 2008, by asset category were as follows

% of Plan Assets	2007	2006	Target 2008
Equity securities	61%	60%	60%
Fixed income securities	39%	40%	40%
	100%	100%	100%

The postretirement health benefit plan provisions were amended in 2003 for non-union active employees such that a non-union active employee who did not retire on or before December 31, 2003 is no longer eligible for any postretirement medical and/or life insurance benefits. Additional plan changes effective January 1, 2005 and January 1, 2007 reduce the percentage of the annual cost of the retiree's and dependent's health insurance to be paid by us and set a limit on the total annual cost we will incur.

The assumed health care cost trend rates attributed to all participant age groups were 9% for 2007 and 8.0% for 2008, declining to an ultimate trend rate of 6% in 2009. Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the health benefit obligation at May 31, 2007 by approximately $285,000 and the 2007 plan expense by approximately $30,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $300,000, $300,000, $400,000, $400,000 and $400,000 and for the five-year period thereafter an aggregate of $2.4 million.

Financial Security Defined Benefit Plans. The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 6.15% in 2007 and 6% in 2006. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet.

The amount of financial security plan benefit expense charged to costs and expenses was as follows:

(In thousands)	2007	2006	2005
Service cost	$ 2,286	$ 1,949	$ 2,420
Interest cost	1,762	1,673	1,560
Amortization of transition amount	—	—	164
Recognized actuarial loss (gain)	(401)	—	3,072
Participant contributions	(324)	(306)	(273)
	$ 3,323	$ 3,316	$ 6,943

The following provides a reconciliation of the financial security plan benefit obligation.

(In thousands)	2007	2006
Change in projected benefit obligation		
Benefit obligation at beginning of year	$ 28,162	$ 27,169
Service cost	2,286	1,949
Interest cost	1,762	1,673
Recognized actuarial gain	(401)	—
Benefits paid	(2,512)	(2,629)
Benefit obligation/funded status at end of year	$ 29,297	$ 28,162

The estimated future benefit payments under the financial security plans for each of the five succeeding years are $2.2 million, $2.8 million, $3.1 million, $3.6 million and $3.6 million and for the five-year period thereafter an aggregate of $20.5 million.

Defined Contribution Plans. Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $5.5 million in 2007, $4.4 million in 2006 and $3.5 million in 2005. It is our policy to fund the plans to the extent of charges to income.

Income Taxes

The provisions (benefit) for income taxes are composed of:

(In thousands)	2007	2006	2005
Current	$ 38,230	$ (14,806)	$ (17,000)
Deferred	11,354	6,581	33,811
	$ 49,584	$ (8,225)	$ 16,811



→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

A reconciliation of income taxes at the federal statutory rate to the preceding provisions (benefit) follows:

(In thousands)	2007	[illegible]	[illegible]
Taxes at statutory rate	$ 52,672	$ (3,085)	$ 21,789
Additional depletion	(6,869)	(6,109)	(5,387)
State income taxes	3,761	(1,154)	1,159
Nontaxable insurance benefits	(900)	(863)	(772)
Spin-off and debt conversion costs	520	2,316	—
Qualified domestic production activities	(1,071)	—	—
Stock-based compensation	646	—	—
Other – net	825	670	22
	$ 49,584	$ (8,225)	$ 16,811

The components of the net deferred tax liability at May 31 are summarized below.

(In thousands)	2007	[illegible]
Deferred tax assets		
Deferred compensation	$ 17,861	$ 14,114
Inventory costs	1,465	2,720
Accrued expenses not currently tax deductible	7,215	9,334
Other comprehensive income	2,458	2,457
Alternative minimum tax credit carryforward	6,152	13,696
Net operating loss carryforward	—	5,806
Other	1,862	—
Total deferred tax assets	37,013	48,127
Deferred tax liabilities		
Property, plant and equipment	34,183	32,622
Goodwill	12,045	11,005
Deferred real estate gains	9,681	10,239
Other	1,257	107
Total deferred tax liabilities	57,166	53,973
Net deferred tax liability	20,153	5,846
Less current deferred tax asset	(7,271)	(15,844)
Long-term deferred tax liability	$ 27,424	$ 21,690

We made income tax payments of $34.3 million, $4.3 million and $8.9 million in 2007, 2006 and 2005, respectively, and received income tax refunds of $8.4 million in 2007.

We fully utilized our federal and state net operating loss carryforwards in 2007. As of May 31, 2007, we had an alternative minimum tax credit carryforward of $6.2 million. The credit, which does not expire, is available for offset against future regular federal income tax. Management believes it is more likely than not that its deferred tax assets will be realized.

In 2006, our deferred state income tax provision includes an adjustment to recognize the impact of the newly enacted Texas margin tax. In addition, we adjusted our state apportionment factors for the related state deferred taxes as a result of the spin-off of the Chaparral companies.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We realized a benefit in 2007 of $1.1 million but did not realize a benefit in 2006 because of a taxable loss for the year.

Legal Proceedings and Contingent Liabilities

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. Based on our experience and the information currently available to us, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

We are defendants in lawsuits which arose in the normal course of business. In management's judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations.

In connection with our spin-off of Chaparral, we entered into a separation and distribution agreement and a tax sharing and indemnification agreement with Chaparral. In these agreements, we have indemnified Chaparral against, among other things, any liabilities arising out of the businesses, assets or liabilities retained by us and any taxes imposed on Chaparral in connection with the spin-off that result from our breach of our covenants in the tax sharing and indemnification agreement. Chaparral has indemnified us against, among other things, any liabilities arising out of the businesses, assets or liabilities transferred to Chaparral and any taxes imposed on us in connection with the spin-off that result from Chaparral's breach of its covenants in the tax sharing and indemnification agreement.

We and Chaparral have made certain covenants to each other in connection with the spin-off that prohibit us and Chaparral from taking certain actions. Pursuant to these covenants: (1) neither we nor Chaparral will liquidate, merge, or consolidate with any other person, sell, exchange, distribute or otherwise dispose of our assets (or those of certain of our subsidiaries) except in the ordinary course of business, or enter into any substantial negotiations, agreements, or arrangements with respect to any such transaction, during the six months following the distribution date of July 29, 2005; (2) we and Chaparral will, for a minimum of two years after the distribution date, continue the active conduct of the cement or steel business, respectively; (3) neither we nor Chaparral will repurchase our stock for two years following the distribution except in certain circumstances permitted by the IRS; (4) we and Chaparral will not take any actions inconsistent with the representations made in the separation and distribution agreement or in connection with the issuance by our tax counsel of its tax opinion with respect to the spin-off; and (5) we and Chaparral will not take or fail to take any other action that would result in any tax being imposed on the spin-off. We or Chaparral may take actions inconsistent with these covenants if it obtains an unqualified opinion of counsel or a private letter ruling from the IRS that such actions will not cause the spin-off to become taxable, except that Chaparral may not, under any circumstances, take any action described in (1) above.

Business Segments

We have three business segments: cement, aggregates and consumer products. Our business segments are managed separately along product lines. Through the cement segment we produce and sell gray portland cement as our principal product, as well as specialty cements. Through the aggregates segment we produce and sell stone, sand and gravel as our principal products, as well as expanded shale and clay aggregates. Through the consumer products segment we produce and sell ready-mix concrete as our principal product, as well as packaged concrete and related products. We account for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses,



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

including certain operating overhead and other income items not allocated to a specific segment. Corporate includes those administrative, financial, legal, environmental, human resources and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in each segment's operation. Corporate assets consist primarily of cash and cash equivalents, short-term investments, real estate and other financial assets not identified with a business segment. We currently report cement treated material operations in our aggregate segment. These operations were previously reported in our consumer products segment. Prior year information has been reclassified to conform to the current period presentation.

The following is a summary of operating results and certain other financial data for our business segments.

(In thousands)	2007	2006	[illegible]
Net sales			
Cement			
Sales to external customers	$ 426,037	$ 398,210	$ 368,325
Intersegment sales	78,886	73,272	63,570
Aggregates			
Sales to external customers	238,299	224,336	195,995
Intersegment sales	35,659	31,773	29,977
Consumer products			
Sales to external customers	331,914	321,376	270,483
Intersegment sales	3,861	16,082	12,029
Eliminations	(118,406)	(121,127)	(105,576)
Total net sales	$ 996,250	$ 943,922	$ 834,803
Segment operating profit			
Cement	$ 172,331	$ 110,953	$ 82,719
Aggregates	31,251	48,339	29,902
Consumer products	9,846	10,349	5,259
Unallocated overhead and other income - net	(11,728)	(10,181)	(4,307)
Total segment operating profit	201,700	159,460	113,573
Corporate			
Selling, general and administrative expense	(45,194)	(39,110)	(33,272)
Interest	(14,074)	(31,155)	(23,533)
Loss on debt retirements and spin-off charges	(48)	(113,247)	(894)
Other income	8,107	15,238	6,381
Income (loss) from continuing operations before income taxes	$ 150,491	$ (8,814)	$ 62,255

(In thousands)	2007	2006	2005
Identifiable assets			
Cement	$ 775,229	$ 511,944	$ 425,348
Aggregates	209,614	168,237	165,961
Consumer products	102,916	89,342	85,077
Corporate	174,477	311,047	403,441
Discontinued operations	—	—	1,114,627
Total assets	$ 1,262,236	$ 1,080,570	$ 2,194,454
Depreciation, depletion and amortization			
Cement	$ 23,131	$ 23,525	$ 24,826
Aggregates	16,196	14,034	12,898
Consumer products	6,493	6,181	7,019
Corporate	536	1,215	1,731
Total depreciation, depletion and amortization	$ 46,356	$ 44,955	$ 46,474
Capital expenditures			
Cement	$ 231,036	$ 88,725	$ 18,099
Aggregates	64,437	12,837	18,041
Consumer products	19,691	7,729	8,847
Corporate	2,494	954	1,191
Total capital expenditures	$ 317,658	$ 110,245	$ 46,178
Net sales by product			
Cement	$ 403,493	$ 374,322	$ 341,252
Stone, sand and gravel	124,491	114,692	99,622
Ready-mix concrete	277,725	264,967	222,420
Other products	111,691	109,775	97,700
Delivery fees	78,850	80,166	73,809
Total net sales	$ 996,250	$ 943,922	$ 834,803

All sales were made in the United States during the periods presented with no single customer representing more than 10 percent of sales. All of our identifiable assets are located in the United States.

Cement segment operating profit in 2007 includes $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico. Aggregates segment operating profit includes a gain of $24.0 million from the sale of real estate in 2006 and a gain of $6.2 million from the sale of emission credits in 2005. Both sales were associated with our expanded shale and clay aggregate operations in south Texas.

Cement capital expenditures include $208.4 million in 2007, $73.2 million in 2006 and $6.4 million in 2005, incurred in connection with the expansion and modernization of our Oro Grande, California cement plant. Other capital expenditures incurred represent normal replacement and technological upgrades of existing equipment and acquisitions to sustain existing operations in each segment.



→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Discontinued Operations

On July 29, 2005, we completed the spin-off of our steel segment in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral Steel Company ("Chaparral") common stock for each share of our common stock that was owned on July 20, 2005. Following the spin-off, Chaparral became an independent, public company. We have no further ownership interest in Chaparral or in any steel business, and Chaparral has no ownership interest in us. In addition, Chaparral is not a guarantor of any of our indebtedness nor are we a guarantor of any Chaparral indebtedness. Our relationship with Chaparral is now governed by a separation and distribution agreement and the ancillary agreements described in that agreement. The terms of the agreements are more fully described in the note entitled "Legal Proceedings and Contingent Liabilities". In accordance with the terms of these agreements, we recorded a charge to retained earnings of approximately $1.0 million during 2007.

As a consequence of the spin-off we recorded a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and former credit facility and incurred $5.4 million in spin-off related charges during 2006.

Interest expense has been allocated to discontinued operations based on the amount of our consolidated debt attributable to the steel operations. The total amount of interest allocated was $5.4 million in 2006 and $47.3 million in 2005.

The following is a summary of operating results for discontinued operations through July 29, 2005.

(In thousands)	2006 (a)	2005
Net sales	$ 198,893	$ 1,116,376
Costs and expenses	185,509	994,692
Income before income taxes	13,384	121,684
Income taxes	4,693	42,605
Income from discontinued operations	$ 8,691	$ 79,079

(a) Includes operations through July 29, 2005.

The following is a summary of the assets and liabilities of discontinued operations as of the July 29, 2005 spin-off.

(In thousands)	July 29, 2005
Assets	
Current assets	$ 361,863
Property, plant and equipment - net	623,165
Goodwill	85,167
Other assets	16,742
Assets of discontinued operations	1,086,937
Liabilities	
Current liabilities	76,568
Long-term debt	350,000
Deferred income taxes and other credits	142,395
Liabilities of discontinued operations	568,963
	517,974
Total distribution charged to retained earnings	(517,974)
Net assets of discontinued operations	$ —

Condensed Consolidating Financial Information

On July 6, 2005, Texas Industries, Inc. (the parent company) issued $250 million principal amount of its 7.25% Senior Notes. All existing consolidated subsidiaries of the parent company are 100% owned and, excluding Chaparral and its subsidiaries, provide a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company's ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a guarantor subsidiary's ability to obtain funds from the parent company or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the parent company, all guarantor subsidiaries and all non-guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor and non-guarantor subsidiaries using the equity method of accounting.

(In thousands)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Condensed consolidating balance sheet at May 31, 2007					
Cash and cash equivalents	$ 6,095	$ 9,043	$ —	$ —	$ 15,138
Short-term investments	—	—	—	—	—
Receivables - net	—	142,610	—	—	142,610
Intercompany receivables	50,296	18,761	—	(69,057)	—
Inventories	—	121,467	—	—	121,467
Deferred income taxes and prepaid expenses	3,277	14,344	—	—	17,621
Total current assets	59,668	306,225	—	(69,057)	296,836
Goodwill	—	58,395	—	—	58,395
Real estate and investments	104,980	6,434	—	—	111,414
Deferred charges and intangibles	7,180	4,189	—	—	11,369
Investment in subsidiaries	816,831	—	—	(816,831)	—
Long-term intercompany receivables	50,000	—	—	(50,000)	—
Property, plant and equipment - net	—	784,222	—	—	784,222
Total assets	$ 1,038,659	$ 1,159,465	$ —	$ (935,888)	$ 1,262,236
Accounts payable	$ 77	$ 109,672	$ —	$ —	$ 109,749
Intercompany payables	18,761	50,296	—	(69,057)	—
Accrued interest, wages and other items	10,457	47,434	—	—	57,891
Current portion of long-term debt	1,135	205	—	—	1,340
Total current liabilities	30,430	207,607	—	(69,057)	168,980
Long-term debt	265,354	9,062	—	—	274,416
Convertible subordinated debentures	—	—	—	—	—
Long-term intercompany payables	—	50,000	—	(50,000)	—
Deferred income taxes and other credits	14,393	75,965	—	—	90,358
Shareholders' equity	728,482	816,831	—	(816,831)	728,482
Total liabilities and shareholders' equity	$ 1,038,659	$ 1,159,465	$ —	$ (935,888)	$ 1,262,236

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands)					
Condensed consolidating balance sheet at May 31, 2006					
Cash and cash equivalents	$ 78,569	$ 5,570	$ —	$ —	$ 84,139
Short-term investments	50,606	—	—	—	50,606
Receivables - net	9,543	123,306	—	—	132,849
Intercompany receivables	585	93,160	—	(93,745)	—
Inventories	—	102,052	—	—	102,052
Deferred income taxes and prepaid expenses	6,234	27,365	—	—	33,599
Total current assets	145,537	351,453	—	(93,745)	403,245
Goodwill	—	58,395	—	—	58,395
Real estate and investments	96,347	29,566	—	—	125,913
Deferred charges and intangibles	16,790	5,916	—	—	22,706
Investment in subsidiaries	699,775	—	—	(699,775)	—
Long-term intercompany receivables	50,000	—	—	(50,000)	—
Property, plant and equipment - net	—	470,311	—	—	470,311
Total assets	$ 1,008,449	$ 915,641	$ —	$ (843,520)	$ 1,080,570
Accounts payable	$ 184	$ 63,397	$ —	$ —	$ 63,581
Intercompany payables	93,160	585	—	(93,745)	—
Accrued interest, wages and other items	14,102	40,957	—	—	55,059
Current portion of long-term debt	681	—	—	—	681
Total current liabilities	108,127	104,939	—	(93,745)	119,321
Long-term debt	251,505	—	—	—	251,505
Convertible subordinated debentures	159,725	—	—	—	159,725
Long-term intercompany payables	—	50,000	—	(50,000)	—
Deferred income taxes and other credits	16,028	60,927	—	—	76,955
Shareholders' equity	473,064	699,775	—	(699,775)	473,064
Total liabilities and shareholders' equity	$ 1,008,449	$ 915,641	$ —	$ (843,520)	$ 1,080,570
Condensed consolidating statement of operations for year ended May 31, 2007					
Net sales	$ —	$ 996,250	$ —	$ —	$ 996,250
Cost of products sold	—	760,160	—	—	760,160
Gross profit	—	236,090	—	—	236,090
Selling, general and administrative	11,173	96,933	—	—	108,106
Interest	26,872	57	—	(12,855)	14,074
Loss on debt retirements and spin-off charges	48	—	—	—	48
Other income	(4,119)	(32,510)	—	—	(36,629)
Intercompany other income	(3,500)	(9,355)	—	12,855	—
	30,474	55,125	—	—	85,599
Income (loss) before the following items	(30,474)	180,965	—	—	150,491
Income taxes (benefit)	(11,293)	60,877	—	—	49,584
	(19,181)	120,088	—	—	100,907
Income from discontinued operations - net of income taxes	—	—	—	—	—
Equity in earnings of subsidiaries	120,088	—	—	(120,088)	—
Net income	$ 100,907	$ 120,088	$ —	$ (120,088)	$ 100,907

(In thousands)	[illegible] Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	[illegible]	Consolidated
Condensed consolidating statement of operations for year ended May 31, 2006					
Net sales	$ —	$ 943,922	$ —	$ —	$ 943,922
Cost of products sold	—	766,941	—	—	766,941
Gross profit	—	176,981	—	—	176,981
Selling, general and administrative	4,736	83,927	—	—	88,663
Interest	32,665	1,990	—	(3,500)	31,155
Loss on debt retirements and spin-off charges	113,247	—	—	—	113,247
Other income	(5,823)	(41,447)	—	—	(47,270)
Intercompany other income	(3,500)	—	—	3,500	—
	141,325	44,470	—	—	185,795
Income (loss) before the following items	(141,325)	132,511	—	—	(8,814)
Income taxes (benefit)	(49,929)	41,704	—	—	(8,225)
	(91,396)	90,807	—	—	(589)
Income from discontinued operations - net of income taxes	—	(176)	8,867	—	8,691
Equity in earnings of subsidiaries	99,498	—	—	(99,498)	—
Net income	$ 8,102	$ 90,631	$ 8,867	$ (99,498)	$ 8,102
Condensed consolidating statement of operations for year ended May 31, 2005					
Net sales	$ —	$ 834,803	$ —	$ —	$ 834,803
Cost of products sold	—	692,429	—	(15)	692,414
Gross profit	—	142,374	—	15	142,389
Selling, general and administrative	1,402	77,032	—	—	78,434
Interest	70,592	3,715	—	(50,774)	23,533
Loss on debt retirements and spin-off charges	894	—	—	—	894
Other income	(3,411)	(19,316)	—	—	(22,727)
Intercompany other income	(50,774)	—	—	50,774	—
	18,703	61,431	—	—	80,134
Income (loss) before the following items	(18,703)	80,943	—	15	62,255
Income taxes (benefit)	(5,750)	22,556	—	5	16,811
	(12,953)	58,387	—	10	45,444
Income from discontinued operations - net of income taxes	—	(1,320)	80,399	—	79,079
Equity in earnings of subsidiaries	137,476	—	—	(137,476)	—
Net income	$ 124,523	$ 57,067	$ 80,399	$ (137,466)	$ 124,523

→ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands)					
Condensed consolidating statement of cash flows for year ended May 31, 2007					
Operating activities					
Cash provided by continuing operating activities	$ (129,957)	$ 315,915	$ —	$ —	$ 185,958
Cash provided (used) by discontinued operating activities	—	—	—	—	—
Net cash provided by operating activities	(129,957)	315,915	—	—	185,958
Investing activities					
Capital expenditures - expansions	—	(208,381)	—	—	(208,381)
Capital expenditures - other	—	(109,277)	—	—	(109,277)
Proceeds from asset disposals	—	5,552	—	—	5,552
Purchases of short-term investments	(8,500)	—	—	—	(8,500)
Sales of short-term investments	59,000	—	—	—	59,000
Investments in life insurance contracts	(6,061)	—	—	—	(6,061)
Intercompany investing activities	—	—	—	—	—
Other - net	—	(336)	—	—	(336)
Cash used by continuing investing activities	44,439	(312,442)	—	—	(268,003)
Cash used by discontinued investing activities	—	—	—	—	—
Net cash used by investing activities	44,439	(312,442)	—	—	(268,003)
Financing activities					
Long-term borrowings	38,000	—	—	—	38,000
Debt retirements	(25,521)	—	—	—	(25,521)
Debt issuance costs	—	—	—	—	—
Debt retirement costs	(6)	—	—	—	(6)
Interest rate swap terminations	—	—	—	—	—
Stock option exercises	6,394	—	—	—	6,394
Excess tax benefits from stock-based compensation	1,694	—	—	—	1,694
Common dividends paid	(7,517)	—	—	—	(7,517)
Cash provided (used) by continuing financing activities	13,044	—	—		13,044
Cash provided by discontinued financing activities	—	—	—	—	—
Net cash provided (used) by financing activities	13,044	—	—	—	13,044
Increase (decrease) in cash and cash equivalents	(72,474)	3,473	—		(69,001)
Cash and cash equivalents at beginning of year	78,569	5,570	—	—	84,139
Cash and cash equivalents at end of year	$ 6,095	$ 9,043	$ —	$ —	$ 15,138

(In thousands)	Texas Industries, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2006					
Operating activities					
Cash provided by continuing operating activities	$ 4,499	$ 81,783	$ —	$ 11,087	$ 97,369
Cash provided (used) by discontinued operating activities	—	—	3,309	(11,087)	(7,778)
Net cash provided by operating activities	4,499	81,783	3,309	—	89,591
Investing activities					
Capital expenditures - expansions	—	(73,212)	—	—	(73,212)
Capital expenditures - other	—	(37,033)	—	—	(37,033)
Proceeds from asset disposals	—	23,107	—	—	23,107
Purchases of short-term investments	(50,500)	—	—	—	(50,500)
Sales of short-term investments	—	—	—	—	—
Investments in life insurance contracts	(4,366)	—	—	—	(4,366)
Intercompany investing activities	341,139	—	—	(341,139)	—
Other - net	—	612	—	—	612
Cash used by continuing investing activities	286,273	(86,526)	—	(341,139)	(141,392)
Cash used by discontinued investing activities	—	—	(343,896)	341,139	(2,757)
Net cash used by investing activities	286,273	(86,526)	(343,896)	—	(144,149)
Financing activities					
Long-term borrowings	250,000	—	—	—	250,000
Debt retirements	(600,700)	—	—	—	(600,700)
Debt issuance costs	(7,363)	—	—	—	(7,363)
Debt retirement costs	(96,029)	—	—	—	(96,029)
Interest rate swap terminations	—	—	—	—	—
Stock option exercises	7,510	—	—	—	7,510
Excess tax benefits from stock-based compensation	—	—	—	—	—
Common dividends paid	(6,908)	—	—	—	(6,908)
Cash provided (used) by continuing financing activities	(453,490)	—	—	—	(453,490)
Cash provided by discontinued financing activities	—	—	340,587	—	340,587
Net cash provided (used) by financing activities	(453,490)	—	340,587	—	(112,903)
Increase (decrease) in cash and cash equivalents	(162,718)	(4,743)	—	—	(167,461)
Cash and cash equivalents at beginning of year	241,287	10,313	—	—	251,600
Cash and cash equivalents at end of year	$ 78,569	$ 5,570	$ —	$ —	$ 84,139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands)					
Condensed consolidating statement of cash flows for year ended May 31, 2005					
Operating activities					
Cash provided by continuing operating activities	$ 78,752	$ 110,609	$ —	$ (44,941)	$ 144,420
Cash provided (used) by discontinued operating activities	—	1,585	26,578	44,941	73,104
Net cash provided by operating activities	78,752	112,194	26,578	—	217,524
Investing activities					
Capital expenditures - expansions	—	(6,365)	—	—	(6,365)
Capital expenditures - other	—	(39,813)	—	—	(39,813)
Proceeds from asset disposals	—	7,136	—	—	7,136
Purchases of short-term investments	—	—	—	—	—
Sales of short-term investments	—	—	—	—	—
Investments in life insurance contracts	—	(58,798)	—	—	(58,798)
Intercompany investing activities	—	—	—	—	—
Other - net	—	(677)	—	—	(677)
Cash used by continuing investing activities	—	(98,517)	—	—	(98,517)
Cash used by discontinued investing activities	—	(1,585)	(26,578)	—	(28,163)
Net cash used by investing activities	—	(100,102)	(26,578)	—	(126,680)
Financing activities					
Long-term borrowings	—	—	—	—	—
Debt retirements	(680)	(19)	—	—	(699)
Debt issuance costs	(39)	—	—	—	(39)
Debt retirement costs	—	—	—	—	—
Interest rate swap terminations	(6,315)	—	—	—	(6,315)
Stock option exercises	41,399	—	—	—	41,399
Excess tax benefits from stock-based compensation	—	—	—	—	—
Common dividends paid	(6,643)	—	—	—	(6,643)
Cash provided (used) by continuing financing activities	27,722	(19)	—	—	27,703
Cash provided by discontinued financing activities	—	—	—	—	—
Net cash provided (used) by financing activities	27,722	(19)	—	—	27,703
Increase (decrease) in cash and cash equivalents	106,474	12,073	—	—	118,547
Cash and cash equivalents at beginning of year	134,813	(1,760)	—	—	133,053
Cash and cash equivalents at end of year	$ 241,287	$ 10,313	$ —	$ —	$ 251,600

Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2007	August	November	February	May
Net sales	$ 271,652	$ 245,832	$ 216,771	$ 261,995
Gross profit	$ 66,314	$ 51,775	$ 47,069	$ 70,932
Earnings				
Income (loss) from continuing operations (1)	$ 29,431	$ 28,652	$ 12,713	$ 30,111
Income from discontinued operations	—	—	—	—
Net income (loss)	$ 29,431	$ 28,652	$ 12,713	$ 30,111
Per share				
Basic earnings (loss)				
Income (loss) from continuing operations	$ 1.23	$ 1.19	$ .52	$ 1.12
Income from discontinued operations	—	—	—	—
Net income (loss)	$ 1.23	$ 1.19	$ .52	$ 1.12
Diluted earnings (loss)				
Income (loss) from continuing operations	$ 1.12	$ 1.09	$ .50	$ 1.09
Income from discontinued operations	—	—	—	—
Net income (loss)	$ 1.12	$ 1.09	$ .50	$ 1.09

2006	August	November	February	May
Net sales	$ 241,884	$ 220,764	$ 216,763	$ 264,511
Gross profit	$ 47,663	$ 22,829	$ 37,366	$ 69,123
Earnings				
Income (loss) from continuing operations (2) (3)	$ (60,024)	$ 6,194	$ 11,311	$ 41,930
Income from discontinued operations	8,691	—	—	—
Net income (loss)	$ (51,333)	$ 6,194	$ 11,311	$ 41,930
Per share				
Basic earnings (loss)				
Income (loss) from continuing operations	$ (2.63)	$ .27	$ .49	$ 1.80
Income from discontinued operations	.38	—	—	—
Net income (loss)	$ (2.25)	$ .27	$ .49	$ 1.80
Diluted earnings (loss)				
Income (loss) from continuing operations	$ (2.63)	$ .26	$ .47	$ 1.58
Income from discontinued operations	.38	—	—	—
Net income (loss)	$ (2.25)	$ .26	$ .47	$ 1.58

(1) During the November 2006 quarter we recorded pretax income of $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico.

(2) In connection with the July 2005, spin-off of our steel segment and related debt refinancing, we recorded a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and former credit facility and incurred $5.4 million in spin-off related charges.

(3) On May 31, 2006, we sold land associated with our expanded shale and clay aggregate operations in south Texas for a total pretax gain of $24.0 million.

→ REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements, in fiscal year 2007 the Company changed its method of accounting for share-based compensation, certain pension and postretirement benefits and post-production mine stripping costs.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Texas Industries, Inc. and subsidiaries' internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 10, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
July 10, 2007

→ MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining a system of internal control over financial reporting that is designed to provide reasonable assurance, in a cost-effective manner, that financial statements are prepared in accordance with generally accepted accounting principles, assets are safeguarded, and transactions occur and are recorded in accordance with management's authorization. Internal control systems over financial reporting have inherent limitations and may not prevent or detect all material misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance that the internal control objectives are met.

With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2007. The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework were used by management in its assessment. Based on the assessment, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2007.

Management's assessment of the effectiveness of internal control over financial reporting as of May 31, 2007 has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements. This audit report appears on the next page.



→ REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Texas Industries, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Texas Industries, Inc. and subsidiaries maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Texas Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2007, and our report dated July 10, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
July 10, 2007

→ PERFORMANCE CHART

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG TEXAS INDUSTRIES INC, THE S & P INDEX AND A PEER GROUP


DOLLARS
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Texas Industries INC
S & P 500
Peer Group

During the years presented above until July 29, 2005, we had two major business segments — a cement, aggregate and concrete ("CAC") segment and a steel segment. On July 29, 2005, we spun off Chaparral Steel Company, our steel segment. The following chart compares our cumulative total shareholder return on our common stock for the five-year period ended May 31, 2007, with the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and a CAC peer group comprised of Eagle Materials, Inc., Florida Rock Industries, Inc., Martin Marietta Materials, Inc., U.S. Concrete, Inc. and Vulcan Materials Company (the "Peer Group"). These comparisons assume the investment of $100 on May 31, 2002, and the reinvestment of dividends.



→ DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Robert D. Rogers
Chairman of the Board

Mel G. Brekhus
President and CEO

Robert Alpert
President and Chairman of the Board
— Angelholm Corp. d/b/a
The Alpert Companies

D. Samuel (Sam) Coats
Business and Aviation Consultant

Gordon E. Forward
Private Investments

Keith W. Hughes
Management Consultant

Henry H. Mauz, Jr.
Admiral, US Navy (Retired)

Thomas R. Ransdell
Private Investments

Ronald G. Steinhart
Retired Chairman and CEO
of the Commercial Banking Group
of Bank One Corporation

OFFICERS

Mel G. Brekhus
President and CEO

Richard M. Fowler
Executive Vice President,
Finance

Kenneth R. Allen
Vice President and Treasurer

Frederick G. Anderson
Vice President,
General Counsel and Secretary

Barry M. Bone
Vice President,
Real Estate

J. Lynn Davis
Vice President,
Cement

William J. Durbin
Vice President,
Human Resources

George E. Eure
Vice President,
Expanded Shale and Clay

E. Leo Faciane
Vice President,
Environmental Affairs

Philip L. Gaynor
Vice President,
Cement Manufacturing

Carl Gentile
Vice President,
Information Services

Edwin J. Gerik
Vice President Operations,
Texas and Oklahoma
Aggregates

D. Randall Jones
Vice President,
Communications and
Government Affairs

J. Michael Link
Vice President, Controller,
Cement, Aggregate
and Concrete

Stephen D. Mayfield
Vice President,
Aggregates

James R. McCraw
Vice President,
Accounting and
Risk Management

Michael E. Perkins
Vice President,
Packaged Products

Ronnie A. Pruitt
Vice President,
Aggregate and Cement,
Marketing and Sales

J. Barrett Reese
Vice President,
Marketing, Cement,
Aggregate and Concrete

James B. Rogers
Vice President,
Consumer Products

Wesley E. Schlenker
Assistant Secretary

T. Lesley Vines
Vice President,
Corporate Controller



SHAREHOLDER INFORMATION

CORPORATE OFFICE

1341 West Mockingbird Lane
Dallas, Texas 75247-6913
Telephone: 972-647-6700
Fax: 972-647-3878

WEB ADDRESS

Visit us at WWW.TXI.COM

FORM 10-K REQUESTS

Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 2007, as filed with the Securities and Exchange Commision. Email requests may be directed to investor@txi.com or written requests to Investor Relations at the Corporate Office.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
Shareholder Inquiries 800-454-8620

STOCK EXCHANGE LISTING

New York Stock Exchange
Texas Industries, Inc. Common - TXI

ANNUAL MEETING

The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Tuesday, October 16th, 2007 at 9:30 a.m. at The Westin City Center Dallas, 650 North Pearl Street, Dallas, Texas. Proxies for this meeting wil be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the company.



1341 W. MOCKINGBIRD LN. DALLAS, TEXAS, 75247-6913

END